RHNB Corporation
                              RHNB
                       1993 Annual Report

NATURE OF BUSINESS
RHNB Corporation, a one-bank holding company incorporated in 1982, is headquartered in Rock Hill, South Carolina. RHNB Corporation's subsidiary, Rock Hill National Bank, has thirteen banking offices, twelve located in York County and one in Chester County, South Carolina. Rock Hill National Bank, chartered in 1941, provides a full range of banking services, including mortgage loans and investment services.
ANNUAL MEETING
The Annual Meeting of Shareholders of RHNB Corporation will be held at 5:15 p.m., May 5, 1994, at the Baxter Hood Center, 452 South Anderson Road, Rock Hill, South Carolina.
CORPORATE INFORMATION
For further information about RHNB Corporation or its subsidiary, Rock Hill National Bank, or to obtain a copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K (available without charge to shareholders), please contact:
Gregory L. Gibson
Senior Vice President and
Chief Financial Officer
P.O. Box 112
Rock Hill, SC 29731
(803) 328-3747
CONTENTS
Selected Financial Data........................................................1
Stock Information and Dividends................................................1
Letter to Shareholders.........................................................2
Management's Discussion and Analysis...........................................6
Independent Auditors' Reports.................................................22
Consolidated Financial Statements.............................................24
Notes to Consolidated Financial Statements....................................28
Board of Directors and Executive Officers.....................................43
Corporate Information.........................................................43
General Information...........................................................44

SELECTED FINANCIAL DATA
RHNB CORPORATION AND SUBSIDIARY
(Dollars in thousands except per share data)

                                                                                  Years Ended December 31,
                                                                    1993        1992        1991        1990        1989
INCOME STATEMENT DATA
  Net interest income..........................................     11,049      10,842      12,974      13,905      11,733
  Provision for loan losses....................................        531       1,259       3,591       9,174       3,731
  Net interest income after provision for loan losses..........     10,518       9,583       9,383       4,731       8,002
  Other income.................................................      2,827       3,796       3,464       3,308       2,935
  Other expense................................................     10,681      11,929      13,846      12,808      12,109
  Income (loss) before taxes, cumulative effect of change in
    accounting principle and extraordinary item................      2,664       1,450        (999)     (4,769)     (1,172)
  Income Taxes (credit)........................................        172         300         (17)        550        (944)
  Income (loss) before cumulative effect of change in
    accounting principle and extraordinary item................      2,492       1,150        (982)     (5,319)       (228)
  Cumulative effect of change in accounting principle..........        160          --          --          --          --
  Extraordinary item...........................................         --         300          --          --          --
  Net income (loss)............................................      2,652       1,450        (982)     (5,319)       (228)
PER SHARE DATA
  Income (loss) before extraordinary item and cumulative
    effect of change in accounting principle...................   $   1.05    $   0.49    $  (0.42)   $  (2.30)   $  (0.10)
  Cumulative effect of change in accounting principle..........       0.07          --          --          --          --
  Extraordinary item...........................................         --        0.13          --          --          --
  Net income (loss)............................................       1.12        0.62       (0.42)      (2.30)      (0.10)
  Cash dividends...............................................        .06          --          --        0.40        0.40
  Year end book value..........................................       6.24        5.19        4.57        4.98        7.65
BALANCE SHEET DATA (END OF YEAR)
  Total securities.............................................   $ 57,889    $ 52,843    $ 59,947    $ 75,926    $ 84,327
  Allowance for loan losses....................................      4,912       5,248       7,705      10,298       2,646
  Net loans....................................................    174,155     157,937     166,249     209,253     204,418
  Total assets.................................................    259,877     248,306     283,179     327,325     331,750
  Total deposits...............................................    207,266     200,520     234,774     279,173     290,985
  Total liabilities............................................    245,118     236,130     272,531     315,777     314,170
  Total shareholders' equity...................................     14,759      12,175      10,648      11,548      17,580
EARNINGS RATIOS
  Net income (loss) to average assets..........................       1.07%       0.57%      (0.31)%     (1.56)%     (0.07)%
  Net income (loss) to average shareholders' equity............      20.18%      12.71%      (8.91)%    (29.27)%     (1.19)%
STOCK INFORMATION & DIVIDENDS

                                                                           1993                              1992
  QUARTER                                                        HIGH      LOW     DIVIDEND       High      Low     Dividend
    1st......................................................   $ 7.50    $5.50     $ 0.00        $5.00    $4.50     $ 0.00
    2nd......................................................     8.50     7.00       0.02         7.00     5.25       0.00
    3rd......................................................     9.50     7.25       0.02         6.75     6.00       0.00
    4th......................................................    11.00     8.50       0.02         6.00     5.50       0.00

LETTER TO THE SHAREHOLDERS
Dear Shareholders:
    Three years ago, when I arrived at RHNB we set a      (photo appears here--
course which focused on soundness, profitability and       see appendix)
growth. Our management team is gratified to again
report further success in striving toward these goals.
This success has been manifested in the considerable
improvement in the financial performance of RHNB
Corporation during 1993 as compared with prior years
and in improving asset quality.
    Consolidated earnings for 1993 were $2,651,904
versus $1,450,550 in 1992. Per share income was $1.12
versus $0.62, representing an increase of 80%. The
Company's return on average assets and return on
average equity were 1.07% and 20.2%, respectively.
Improvement in corporate earnings resulted from a
variety of efforts in several areas of the Company.
The Company experienced an increase in net interest
income of $207,154, a decrease in the provision for
loan losses of $728,000, a decrease in personnel
expense of $426,869 and a reduction in other operating
expense of $819,546. The other significant area of
improvement was in the Company's credit quality. At
December 31, 1993, total non-performing assets had
been reduced to $7.2 million, representing a reduction
of nearly 38% during 1993. While we continue to focus
on further reduction of such assets, we believe the asset
quality of the Company has been improved dramatically over
the past three years.
    To broaden our product lines and generate additional fee income, RHNB began a Financial Services Division in August 1993, which has already begun to yield excellent results through the sale of mutual funds, annuities and discount brokerage services. Also, at the time of printing, we have created a Consumer Finance Division which will meet the special borrowing needs of some of our retail customers, yet should generate higher returns than our traditional bank financing. Recently, our thirteenth branch opened at Westminster Towers and is off to a very good start as we serve the residents and employees of this facility two days a week.
    In an effort to bolster our equity position, management and the Board made a conscious decision to retain the bulk of the Company's earnings. This boosted Tier II capital to 11.58% at year-end and the book value of RHNB stock at year-end had increased to $6.24 per share. With the assistance of the Company's market makers, Interstate/Johnson Lane and Robinson Humphrey Company, Inc., the Company's stock was listed on NASDAQ's National Market System in the fall of 1993. RHNB's stock was favored through the year and was one of the top performing bank stocks in South Carolina with approximately 75% appreciation. Our strong recovery has been recognized by the media as we were featured in articles by The State, Charlotte Observer, Business Journal, The Herald, and AP Wire Service.
    At this year's Annual Shareholder Meeting we will lose a strong, dedicated and immensely supportive director. Mr. R. Warren Norman will retire from our Board after twenty-one years of service. He has been an inspiration to me personally and has served on our Loan and Personnel committees. Mr. Norman has been invaluable in supporting the changes necessary to reach our current level of performance.
    I would like to dedicate this year's annual report to one of our greatest and most treasured resources, our employees. Time and time again, they have rebounded, adapted, learned new tasks and demonstrated their resilience. They are extraordinary people who are proving that we are the best bank in the areas we serve. Our employees are true winners as they are constantly working towards solutions. At the same time, we want to express our deepest gratitude to you our shareholders and our customers for your strong support and patience in allowing us the opportunity to build a "new RHNB".
Cordially,
(Signature of C. John Hipp, III appears here)
C. JOHN HIPP, III
President
                                       2

LETTER TO THE SHAREHOLDERS
Dear Shareholders:
    On April 22, 1994, I will assume the                 (Photo appears here --
responsibility of President and Chief Executive           see appendix)
Officer of RHNB Corporation. It is certainly an honor
to have the opportunity to lead this Company into the
future. RHNB is very fortunate to have an extremely
capable and talented group of officers and employees
who over the past three years have rebuilt the Company
through their diligence and hard work. With this
outstanding team in place, I am excited about the
prospects for the Company.
    Effective April 21, 1994, John Hipp, President of
the Company, will resign to assume the Presidency of
First National Bank of Orangeburg, South Carolina.
John has made a tremendous contribution to our
organization and his leadership will certainly be
missed. As director John M. Barnes stated, "The Board
accepted the resignation of John with regret but also
with gratitude for the fine job he has done for the
Company and the community." Under John's leadership,
the Company has been strengthened and returned to
profitability. We wish John well in his new endeavor.
    RHNB Corporation and Rock Hill National Bank have
been built on strong fundamentals that have served us
well over the past several years. We must stay focused
on maintaining a sound business philosophy designed to attain maximum profitability and growth. The financial services industry is rapidly changing and we must recognize these changes and be willing to adapt and meet these exciting challenges of the future.
    With the continued support of the employees, directors and you, our shareholders, RHNB is poised for growth and prosperity over the coming years. The preservation and enhancement of your investment is a primary focus of management and the Board of Directors. Accordingly, we will continue to focus on increasing shareholder value through building earnings and strengthening of the Company's capital base. It is our intention to strive for exemplary financial performance.
    Your support of the Company enables us to focus on the future. We welcome your comments and suggestions and appreciate your participation in the Company's success.
Cordially,
(Signature of Michael F. Gooding appears here)
MICHAEL F. GOODING
President Elect
                                       3

RHNB . . .
      COMMITMENT TO A BRIGHT FUTURE
  For Rock Hill and York County, South Carolina, the home of RHNB Corporation, 1993 was a year of change and growth. Already the fourth fastest-growing county in the state with the fourth highest per capita income, York County's future became even brighter with the resolution of a decade-old land claim by the Catawba Indians which should positively impact economic development in RHNB's immediate market area.
  York County's proximity to Charlotte, North Carolina also enhances the area's future potential with the many amenities a metropolitan city offers. The Charlotte Hornets of the National Basketball Association have brought national attention to the area, and the recent announcement of a new National Football League team, the Carolina Panthers, will also positively effect York County and its surrounding communities.
  To benefit from the growth challenges of the future, RHNB Corporation has committed itself to a course of planned, conservative and thoughtful growth to best serve its shareholders, customers and employees. Our priorities are first to protect the investment of our shareholders, increase our profitability and then undertake prudent, sustainable growth.
                                        That plan led to a successful 1993, when
(Photo appears here --                RHNB had one of its most profitable years
see appendix)                         ever, earning $2.65 million, an 83%
                                      increase over the previous year.
                                        One of the highlights of 1993 was the
                                      reappearance of RHNB stock on the National
                                      Association of Securities Dealers
                                      Automated Quotations (NASDAQ) listing.
                                      Over the year, the stock price climbed 75
                                      percent, making it one of South Carolina's
                                      top-performing stocks in a year when
                                      merger mania fueled stock prices of other
                                      institutions.
One of the most obvious and eye-catching changes was RHNB's new logo, with greater clarity and visibility, which was gradually phased in on our branch signs and printed materials. The new logo reflects the strength and stability which RHNB represents in the communities we serve.
More substantial changes involved improvements in customer service, which will be a commitment the company will carry forward in 1994. Our goal is to be quality-oriented in all that we undertake in every area of our company.
                                       4

  To make banking with Rock Hill National        (Photo appears here --
Bank more convenient than ever, the               see appendix)
company invested in new automated teller machines (ATMs). The new machines replaced aging equipment and increased the speed with which transactions are handled. We are mindful of the efficiency demanded by the individuals we serve.
  RHNB, in efforts to enhance the product
line and increase long term profitability, has researched opportunities which would strengthen the company and meet a need of the markets in which we operate.
  One of the newest additions to RHNB's
diverse lines of products and services is the Financial Services Division. Designed to give our customers more options for investment and saving, this division is able to provide mutual funds, annuities, tax-free investments and discount brokerage services through Compulife
Investors Services, Inc.

(Photo appears here --                 In January, 1994, Rock Hill National Bank
see appendix)                        took an innovative step by opening a new
                                     branch office at Westminster Towers, a Rock
                                     Hill retirement community. In addition to
                                     serving new customers there, the
                                     Westminster Towers office allows residents
                                     who are longtime Rock Hill National Bank
                                     customers to continue to do business with
                                     their hometown bank. The relationship
                                     between Westminster Towers is an ongoing
                                     one; when the community was built five
                                     years ago, Rock Hill National Bank was
                                     instrumental in the financing.
In 1994 the company will make additional capital investments in upgrading computer software, providing efficiency and expanded capabilities to better meet the expanding needs of the consumer.
No company can be better than its employees, however, and in its cadre of committed dedicated and professional workers lies RHNB's strength. Over the past year, new leadership has been added in key positions, further strengthening the bank for the future. A sales-based culture has been introduced and will contribute to the company's growth and profitability going forward.
The Board of Directors, management and staff of RHNB have worked hard over the past year to position the company for the promises and challenges of the future. We are committed to sustain the energy and enthusiasm of the past and continue to capitalize on opportunities which we feel will enhance the future growth and profitability to take RHNB into the 21st century.
                                       5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
    RHNB Corporation ("the Company") is a bank holding company headquartered in Rock Hill, South Carolina. In addition to the parent company, at December 31, 1993, the consolidated Company included the wholly owned subsidiary, Rock Hill National Bank ("the Bank"). Management's Discussion and Analysis is provided to assist in understanding and evaluating the Company's results of operations and financial condition. The following discussion should be read in conjunction with the financial statements and related notes included elsewhere herein.
Results of Operations
    The following discussion relates to the results of operations for the year ended December 31, 1993 compared to the year ended December 31, 1992, and for the year ended December 31, 1992 compared to the year ended December 31, 1991.
    Fiscal 1993 proved to be an excellent year for most financial institutions. RHNB corporation also enjoyed one of the best years in its history. During 1993, the Company's earnings increased approximately 83% or $1.2 million as compared with 1992. Net income for the period ended December 31, 1993 totaled $2,651,904. The significant improvement in earnings during 1993 was attributable to several key factors. These included the continuing improvement of the Company's asset quality which resulted in a significant reduction in provisions for loan losses, favorable interest rate margins throughout the year, reductions in expenses relating to collection of problem credits and disposal of foreclosed assets, and the recognition of tax benefits generated in prior periods.
    For the fiscal year ended December 31, 1993, the Company recorded a return on average assets of 1.07% and a return on average equity of 20.2%. During 1993, the Bank recorded a return on average assets of 1.37% and a return on average equity of 18.1%. These earnings ratios are among the highest ever achieved by either the Company or the Bank. Management had established improving returns on shareholders' investment as a key objective for 1993.
    As the Company's asset quality has improved, management has been able to begin directing attention toward growth rather than focusing on corrective actions and the resolution of problem assets. At December 31, 1992, assets classified as substandard or worse totaled $26.7 million or 153% of the Company's allowance for loan losses plus equity. At December 31, 1993, such assets had been reduced to $16.1 million or 81.7% of allowance plus equity (this total includes the $2.2 million loan discussed under "Asset Quality and Non-performing Assets" which was non-accruing at December 31, 1993 but was not graded substandard or worse). During 1993, the Company experienced modest asset growth. The majority of this growth was in commercial and mortgage related loans. At December 31, 1993, total consolidated assets were $259.9 million while net loans totaled $174.2 million. These levels represent increases of approximately $11.6 million or 4.7% and $16.2 million or 10.3%, respectively when compared with December 31, 1992 totals. Also, this represents the first year since 1989 in which the Company recorded an increase in its total assets as compared with the preceding year. With continuing emphasis on asset quality and under the current economic conditions, management expects growth to continue at a slow or moderate pace for the immediate future.
1993 Compared to 1992
    Earnings during 1993 of $2,651,904 amounted to $1.12 per share. As previously discussed, this represents a sharp increase as compared to net income recorded during 1992 of $1,450,550 or $0.62 per share. As the Company's asset quality has continued to improve, its provision for loan losses has declined significantly. During 1993, provisions for possible loan losses totaled $531 thousand, or approximately .33% of average net loans. This total compares to a provision of approximately $1.26 million, or .81% of average loans for 1992, a reduction of $728 thousand or 57.8%. This reduction accounted for a sizeable portion of the improvement in the Company's earnings during 1993.
    In addition to the reduction in its provision for loan losses, the Company was able to increase its net interest income by slightly more than $200 thousand. These two items combined to increase net interest income after provision for loan losses by $935 thousand, or 9.8% as compared with 1992. The increase in net interest income resulted primarily from continued reductions in interest rates on liabilities and from some loan growth experienced during the second half of 1993. Consistently falling deposit rates have enabled the Company to maintain favorable interest rate margins; however, the low interest rate environment which has been experienced over
                                       6
the past few years has resulted in the loss of some of the Company's more rate sensitive deposits. A large portion of these deposits have been moved into equity investments, particularly mutual funds. In response to this trend, the Company began selling alternative investment products such as mutual funds and annuities during the third quarter of 1993. Principally, during the fourth quarter of 1993, the sale of mutual funds and annuities generated approximately $35 thousand in gross commissions. Management expects the sale of alternative investment products to increase substantially during 1994 and to develop into an important future source of non-interest income.
    Management views the ability to increase fee based income as critical to the long term success of the Company. In addition to introducing the sale of alternative investment products, the Company, during 1993, received approval from banking regulators to establish a trust department at the Bank. The Company continues to work toward offering trust services. Due to considerable costs associated with establishing a trust department, management expects no contribution to corporate earnings during the department's start up period. However, as with alternative investment services, management views this as a long term investment which should provide substantial future earnings as business is developed.
    During 1993, non-interest income (excluding gains and losses on the sale of investment securities) declined approximately $68 thousand. Primarily as a result of increases in items processed and increases in rates charged for insufficient checks, the Company's service charge income on deposit accounts rose by $166 thousand or 9.2%, during 1993. Other service and exchange charges and other operating income declined moderately in 1993, primarily as a result of a decline in the premiums collected on insurance products and as a result of the divestiture of Sterling Commercial Corporation in June 1992. This subsidiary produced a relatively high volume of fee income in relation to its total size. During 1992, the Company recorded gains related to the liquidation of its municipal securities portfolio which totaled nearly $900 thousand. No significant volume of gains was recognized during 1993.
    The Company was able to reduce non-interest expense significantly during 1993. Total non-interest expense declined $1.25 million or 10.5%. Included in this reduction was a decline in personnel costs totaling $427 thousand or 7.6% primarily as a result of the divestiture of the Company's two North Carolina subsidiaries during 1992. The most significant items causing the decline in other operating expenses were reductions in legal and accounting costs of $253 thousand. This reduction was effected through continued improvement in the Company's credit quality and by the reduction in the complexity of the corporation's structure. Costs associated with foreclosure and disposal of loan related assets declined by approximately $282 thousand or 65.4%, as many of these properties were liquidated. Also, a partial recognition of a gain relating to the 1993 sale of a large piece of foreclosed property reduced the net total of losses experienced on the sale of other properties. The portion of the gain recognized in 1993 relating to this transaction totaled approximately $178 thousand, which represents approximately 27% of the total expected gain.
    Throughout 1993, the Company benefited from tax loss carryforwards generated in prior years. These tax credits acted to reduce the Company's effective tax rate to less than 10% for the year ended December 31, 1993. The Company expects to exhaust the majority of its remaining credits, approximately $265 thousand, during 1994, at which time it will begin to incur tax liability at the then current rate.
    Over the past several years, the Company's asset base had declined. In addition to the divestiture of subsidiaries, this decline was the result of external economic factors and the efforts undertaken to improve the credit quality of the Company's loan portfolio. With improving asset quality during 1993, management was able to implement efforts aimed at establishing long term controlled growth. During the year, management began to build a new corporate framework with emphasis on marketing and sales as the foundation. The initial results of this effort resulted in an increase of $11.6 million, or 4.7% in the Company's total assets as compared with 1992. The Company has been able to effectively manage its funding costs to maintain interest margins; however, as asset growth is developed, funding will become a more critical issue. In addition to traditional sources of funding, the Company is evaluating several alternative funding sources for possible future use. It is expected that with asset growth, the incremental cost of funding will increase. This trend is expected to reduce interest margins over the next year.
                                       7

    For more than two years, the Bank had been the defendant in a lawsuit arising from the alleged breach of an alleged oral contract to release certain real property. In this action, the plaintiff had claimed $500 thousand in actual damages and requested $1 million in punitive damages. The Bank had denied any wrongful action and had defended the action vigorously. During 1993, a settlement was reached and mutual releases were made between the plaintiff and the Bank. Under the settlement agreement, the Bank agreed to pay a mutually agreed upon amount to the plaintiff, who in turn agreed to dismiss his action. The amount paid by the Bank was considered immaterial to the operations of the Company during 1993.
1992 Compared to 1991
    The Company completed the disposal of both its North Carolina subsidiaries, RHNB National Bank of North Carolina and Sterling Commercial Corporation, during 1992. The divestiture of these subsidiaries eliminated significant sources of operating losses which were experienced by the Company during 1991, 1990 and 1989. In addition to eliminating sources of operating losses, these disposals reduced the complexity of the Company's corporate structure and allowed for the re-deployment of resources to the Bank.
    Consolidated earnings of $1.45 million recorded during 1992 represented the first year since 1988 in which the Company reported net operating income. The Company's earnings improved more than $2.4 million or 248% in 1992 as compared with 1991. While earnings trended favorably during 1992, a sizeable portion of total earnings for the year were realized through the liquidation of the Company's municipal securities portfolio. Gains associated with the liquidation of this portfolio totaled nearly $900 thousand during the year.
    Many of the causes of the operating losses experienced by the Company over the previous three years were addressed in 1992. Correction of these conditions was responsible for much of the improvement in the Company's operating performance. This improvement was most pronounced in the Company's reduction in its provision for loan losses. During 1992, provisions for loan losses totaled $1.3 million while in 1991 $3.6 million was provided for possible loan losses. This reduction of $2.3 million, or 63.9%, was one of the most significant factors in returning the Company to profitability in 1992.
    The Company's total assets declined during 1992, principally as a result of the divestiture of RHNB National Bank of North Carolina and Sterling Commercial Corporation. Additionally, the Bank experienced a decline in its asset base from the continuing emphasis placed upon enhancing the credit quality of the Bank's loan portfolio, sluggish loan demand created by relatively weak economic conditions, and by management's continued focus on quality growth and capital formulation.
Average Balance and Net Interest Income Analysis
    With interest rates declining throughout most of 1993, the Company's net interest margins remained favorable. Net interest income is the most significant contributor to the Company's earnings. As such, management expends considerable resources measuring and managing the differential between income produced by interest earning assets and expense incurred by interest bearing liabilities, which results in net interest income. Although the yield on earning assets declined materially during 1993, the Company was able to reprice its funding sources at nearly the same rate. The Company was able to maintain its interest margins at relatively high levels during 1993. Although average interest rate margins were somewhat lower in 1993 than for 1992, the stabilization and moderate growth of the Company's asset base upon which interest margins were applied, resulted in an increase in its net interest income of $207 thousand or approximately 2% to $11.0 million from $10.8 million recorded during 1992. The following table presents the daily average balances, interest income/expense, and the average rates earned and paid on interest bearing assets and liabilities of the Company for the last three years (dollars in thousands).
                                       8

AVERAGE BALANCE AND NET INTEREST INCOME ANALYSIS

                                                                    Year Ended December 31,
                                               1993                           1992                           1991
                                              INTEREST                       Interest                       Interest
                                   AVERAGE    INCOME/   AVERAGE   Average    Income/   Average   Average    Income/   Average
                                   BALANCE    EXPENSE    RATE     Balance    Expense    Rate     Balance    Expense    Rate
ASSETS
Cash & due from banks............
  Non-interest bearing...........  $ 12,097   $    --      --     $ 13,200   $    --      --     $ 13,365   $    --      --
  Interest bearing...............     2,024       151    7.43  %     2,662       188    7.06  %     2,700       240    8.89  %
Net Loans (1)(5).................   159,000    14,452    9.09  %   155,669    15,943   10.24  %   195,802    22,616   11.55  %
Taxable securities...............    58,190     3,225    5.54  %    45,120     3,162    7.01  %    50,325     4,101    8.15  %
Tax exempt securities (2)........        --        --      --        6,724       821   12.22  %    14,750     1,877   12.73  %
Federal funds sold and other
  short term investments.........     9,055       205    2.27  %    13,101       474    3.62  %    24,536     1,397    5.69  %
Bank premises and equipment,
  (net)..........................     2,560        --      --        3,104        --      --        4,319        --      --
Other assets.....................     5,041        --      --       12,625        --      --       10,754        --      --
Total assets.....................   247,967        --      --      252,206        --      --      316,552        --      --
Total interest earning
  assets (2).....................   228,269    18,033    7.90  %  $223,277   $20,588    9.22  %  $288,113   $30,231   10.49  %
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Non-interest bearing deposits....  $ 29,818        --      --     $ 28,837        --      --     $ 33,592        --      --
Interest bearing deposits........   171,205     5,711    3.34  %   177,436   $ 7,964    4.49  %   224,882   $14,262    6.34  %
Federal funds purchased and
  securities sold under
  agreements to repurchase.......    22,766       617    2.71  %    20,969       726    3.46  %    23,067     1,269    5.50  %
Convertible subordinated
  debentures (6).................     6,000       484    8.07  %     6,000       495    8.25  %     6,000       495    8.25  %
U.S. Treasury demand notes.......       974        25    2.60  %     1,042        35    3.36  %     1,710       111    6.49  %
Obligation under capital
  leases.........................       799        90   11.28  %       807        85   10.53  %       893        93   10.42  %
Obligation under notes
  payable........................       858        57    6.61  %     2,201       162    7.36  %     4,492       389    8.66  %
Total interest bearing
  liabilities....................   202,602     6,984    3.45  %   208,455   $ 9,467    4.54  %   261,044   $16,619    6.37  %
Other liabilities................     2,405        --      --        3,502        --      --       10,899        --      --
Shareholders' equity.............    13,142        --      --       11,412        --      --       11,017        --      --
Total liabilities and
  shareholders equity............  $247,967        --      --     $252,206        --      --     $316,552        --      --
Net interest earned and net yield
  on earning assets (3)..........             $11,049    4.84  %             $11,121    4.98  %             $13,612    4.72  %
Interest rate spread (4).........                        4.45  %                        4.68  %                        4.12  %

(1) Non-accruing loans have been excluded.
(2) Yields on tax-exempt investment securities have been adjusted to a tax equivalent basis using a 34% rate.
(3) Net yield on earning assets is computed by dividing net interest earned by average earning assets.
(4) The interest rate spread is the interest earning assets yield minus the interest bearing liabilities rate.
(5) Interest income includes loan fees of approximately $684,000, $1,017,000 and $1,105,000, in 1993, 1992, and 1991, respectively.
(6) Interest expense is net of interest rate swap.

    Changes in interest income and interest expense can result from variances in both volume and rates. The following table sets forth the dollar amount of increase (decrease) in interest income and interest expense resulting from changes in the volume of interest earning assets and interest bearing liabilities and from changes in yields and rates (dollars in thousands).
                                       9

VOLUME AND RATE VARIANCE ANALYSIS

                                                              1993 compared to 1992              1992 compared to 1991
                                                        Volume (1)    Rate (1)    Total      Volume (1)    Rate (1)     Total
INTEREST INCOME
Interest bearing deposits in other financial
  institutions.......................................     $  (45)     $      8    $   (37)    $     (3)    $    (49)   $   (52)
Loans................................................        321        (1,812)    (1,491)      (4,372)      (2,301)    (6,673)
Taxable investment securities........................        821          (758)        63         (394)        (545)      (939)
Tax-exempt investment securities (2).................       (821)           --       (821)      (1,001)         (55)    (1,056)
Federal funds sold and other short term
  investments........................................       (119)         (150)      (269)        (543)        (380)      (923)
Interest Income......................................        157        (2,712)    (2,555)      (6,313)      (3,330)    (9,643)
INTEREST EXPENSE
Interest bearing deposits............................     $ (246)     $ (2,007)   $(2,253)    $ (2,574)    $ (3,724)   $(6,298)
Federal funds purchased and other short term
  liabilities........................................         55          (164)      (109)         (95)        (449)      (544)
Other................................................        (96)          (25)      (121)        (244)         (67)      (311)
  Interest expense...................................       (287)       (2,196)    (2,483)      (2,913)      (4,240)    (7,153)
Net interest income..................................     $  444      $   (516)   $   (72)    $ (3,400)    $    910    $(2,490)

(1) The rate/volume variance for each category has been allocated equally on a consistent basis between rate and volume variances.
(2) Income on tax-exempt investment securities has been adjusted to a tax-equivalent basis using a 34 percent tax rate.

Interest Rate Risk
    One of the most significant risks inherent in financial institutions is interest rate risk. Management's principal goal in the management of interest rate sensitivity and interest rate risk is to limit the impact of changes in interest rates upon the Company's earnings. Efforts to limit such impact are generally centered around measuring and modifying the duration and pricing of the Company's assets and liabilities. Although relatively complex computer models are utilized to simulate the Company's balance sheet under a variety of changing interest rate environments, much of the asset/liability management process is subjective by its very nature. Many factors which impact the process depend upon the behavior of the Company's customer base and interest rate markets. These events are not only difficult to predict and manage, but also to measure with precision. As a result, some degree of uncertainty is inherent in the management of interest rate risk. The Company's asset/liability models seek to quantify the impact of changes in interest rates on its net interest income. With this data, mangement adjusts the duration, mix and pricing of its loans, securities and deposits. The Company's goal is to limit changes in its net interest income to no more than 6% under rate scenarios which include movement of rates by 75 basis points over a twelve month horizon.
    Management expects the administration of interest rate risk to take on an increasingly important role in the Company's overall profitability. For several years, interest rates have steadily declined. During 1993 many key rate indices ranging from U.S. Treasury debt issues to residential home mortgages hit record lows. These low interest rates have assisted most financial institutions in maintaining very favorable interest margins. However, the low interest rate environment experienced during 1993 resulted in a higher demand for fixed rate loans. During the year, efforts were made to limit the amount of fixed rate loans generated by the Bank. Floating rate investment securities were also employed to reduce the Company's vulnerability to rising interest rates. These efforts were generally successful in maintaining the desired ratio of variable rate assets to fixed rate assets. It is expected , however, that over the next year, interest rates will move upward. It is also expected that this upward trend will result in the tightening of interest rate margins. The following table presents the Company's interest sensitivity position at December 31, 1993 (dollars in thousands).
                                       10

INTEREST RATE SENSITIVITY ANALYSIS

                                                                                                     Non-Rate
                                         1-30 Days    31-90 Days    91-180 Days    181-365 Days    Sensitive and
                                         Sensitive    Sensitive      Sensitive      Sensitive      Over One Year     Total
EARNING ASSETS:
Loans (1).............................   $ 93,086      $  1,950      $   2,082       $  3,913        $  78,586      $179,617
Available for sale and investment
  securities..........................      5,338         4,900             --          3,882           43,769        57,889
Other investments.....................         --           293            363            189              858         1,703
Total earning assets..................   $ 98,424      $  7,143      $   2,445       $  7,984        $ 123,213       239,209
INTEREST-BEARING LIABILITIES:
Savings and core time deposits (2)....   $101,192      $ 11,649      $  13,239       $ 14,717        $  12,080      $152,877
Time deposits $100,000 and over.......      9,767         4,336          2,090          2,088            1,644        19,925
Other borrowings......................     28,907            --             --             --               --        28,907
Long term debt........................      6,000            --             --             --               --         6,000
Total interest bearing liabilities....   $145,866      $ 15,985      $  15,329       $ 16,805        $  13,724      $207,709
Interest sensitivity gap..............   $(47,442)     $ (8,842)     $ (12,884)      $ (8,821)
Cumulative interest sensitive gap.....   $(47,442)     $(56,284)     $ (69,168)      $(77,989)

(1) All variable rate loans are considered to have a one month or less repricing capacity.
(2) Savings, NOW and money market accounts are considered to have a one month or less repricing capacity.
(3) Repricing velocities for assets and liabilities are generally considered to differ. Additionally, floors and ceilings, both explicit and implied by the market place, affect the timing and volume of the repricing capacity of both assets and liabilities.

Liquidity and Capital Resources
    The primary demands on parent company liquidity include costs relating to the collection of loan assets owned by the parent company, debt service for both notes payable and debentures, cash dividends to shareholders and miscellaneous operating expenses. During 1993, these cash demands were met through the liquidation of loan assets relating to the Company's two former North Carolina subsidiaries and from a $200 thousand dividend from the Bank. Regulatory restrictions limit the payment of dividends from the Bank to the parent company to the lesser of the Bank's retained earnings or the aggregate net operating income from the two preceding fiscal years plus the current fiscal year to date income reduced by any dividends paid during these periods. At December 31, 1993, the Bank's maximum dividend capacity was approximately $5.5 million. Cash levels at the parent company at December 31, 1993 were considered sufficient to meet all anticipated needs through December 31, 1994 with approximately $400 thousand in dividends from the Bank during 1994. Management believes that liquidity at both the Bank and parent company is adequate to meet all currently known demands and commitments.
    At December 31, 1993, the Company was indebted to a non-affiliated financial institution under a term note due March 31, 1995. The original balance of this note was $975 thousand and on December 31, 1993 the balance was $500 thousand. This indebtedness arose from the assumption of debt from the Company's former factoring and leasing subsidiary, Sterling Commercial Corporation, upon the liquidation of that subsidiary. At December 31, 1992, this debt totaled $975 thousand. The Company has reduced this note ahead of scheduled payments. It is expected that the liquidation of loan related assets at the parent company will be sufficient to fund the full payout of this indebtedness. This note is collateralized by 100% of the stock of the Bank (See Note 9 of Notes to Consolidated Financial Statements included in this report).
    At December 31, 1993, the Company's consolidated primary capital ratio was 7.43%. Current Federal Reserve requirements for primary capital are 5.50%. The Company continues to maintain $6,000,000 in convertible subordinated debentures due in June 2006 which are considered as secondary capital for regulatory calculations. The Federal Reserve's minimum total capital ratio is 6.0%. The Company's total capital ratio at December 31, 1993 was 9.69%. Management is committed to increasing the Company's capital base. It is expected
                                       11
that the primary source for increasing capital will be through the retention of earnings for at least the foreseeable future. At December 31, 1993, the Company's consolidated risk-weighted capital ratio and leverage capital ratio were 11.58% and 5.68%, respectively. Comparable ratios for the Bank were 12.05% and 7.89%, respectively. The regulatory minimum for risk-weighted capital is 8.0% with banks having capital in excess of 10% being classified as "well capitalized". The Federal Reserve Board has not advised the Company of any specific minimum leverage capital ratio applicable to it nor has the OCC advised of any applicable leverage capital ratio applicable to the Bank.
Inflation
    The assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), and therefore the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.
    While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply and banks will normally experience above average growth in loans, other assets and deposits. Also, general increases in the price of goods and services will result in increased operating expenses.
Available For Sale and Investment Securities
    The Company's available for sale and investment portfolios increased approximately $5.0 million or 9.6% at December 31, 1993 as compared with December 31, 1992. This increase was the result of efforts to maximize the return on the Company's liquid assets. During 1993, management determined to shift the Bank from a net seller of Federal funds to a net borrower. The net funds generated from this repositioning were redeployed into the Bank's securities and loan portfolios. At December 31, 1992, assets totaling $10.3 million were invested in Federal funds and repurchase agreements. The redirection of these funds into higher yielding investment securities and loans contributed significantly in the Bank's efforts to maintain favorable interest rate spreads.
    During 1993, a majority of the Company 's resources dedicated to the management of securities portfolios was spent on the implementation of the Financial Accounting Standards Board Standard No. 115. This pronouncement ushered in one of the most profound changes with which the banking industry has been faced in many years. Effective implementation of this accounting change mandated a material change in the management of the Company's securities portfolios. Although the Company had segregated its investment securities into two portfolios during 1992, much effort was expended during 1993 establishing monitoring systems, policies and strategies for the management of these portfolios. The Company maintains both an "investment" portfolio and an "available for sale" or "AFS" portfolio. The Company does not engage in securities trading activities, and therefore it does not maintain a "trading" portfolio. The securities placed in the "investment" portfolio include those for which the Company has both the positive intent and ability to hold until maturity and are accounted for on a historical cost basis. The "AFS" portfolio includes securities which the Company may liquidate at some future time for a variety of reasons ranging from management of the portfolio's duration, management of prepayment risk, liquidity or changes in interest rates. These securities are accounted for on a "mark to market" basis. At each financial reporting period, these securities will be effectively revalued for reporting purposes to their current market value. Adjustments to their cost will be reflected in a separate line item in the equity section of the Company's balance sheet. At December 31, 1993, the market price adjustment to the Company's "AFS" amounted to approximately $48 thousand which, accordingly, was reflected in the Company's equity.
    The Company has historically maintained a buy and hold strategy in the management of investment securities. With the implementation of FAS No. 115, management of the Company's "AFS" portfolio has become more proactive to avoid significant market adjustments to equity. It is expected that significantly more restructuring activity will be required to effectively manage both market risk and opportunity cost within the "AFS" portfolio. As these repositioning transactions will be subject to market conditions when they are executed, they will likely impact the Company's earnings. Whether the impact of
                                       12
these transactions is favorable or unfavorable will be dependent upon the prevailing interest rate environment. At December 31, 1993, all of the Company's mortgage backed securities along with a few U.S. government agency debt issues were classified as "available for sale". The remaining U.S. Treasury and agency debt securities have been allocated to the "investment" portfolio. The following tables present, in summary form, the Company's securities portfolio composition and maturity distribution, respectively at December 31, 1993 (dollars in thousands).
AVAILABLE FOR SALE AND INVESTMENT PORTFOLIO COMPOSITION

                                                                                                       December 31,
                                                                                                1993       1992       1991
SECURITIES AVAILABLE FOR SALE:
  U.S. Government agencies..................................................................   $ 5,133    $ 6,423    $    --
  Mortgage-backed securities................................................................    36,040     10,560         --
    Total...................................................................................   $41,173    $16,983    $    --
INVESTMENT SECURITIES:
  U.S. Treasury.............................................................................   $ 3,057    $ 4,992    $10,306
  U.S. Government Agencies..................................................................    13,659     28,491     19,270
  Mortgage-backed securities................................................................        --      2,377     16,546
  State and political subdivisions..........................................................        --         --     13,825
    Total...................................................................................   $16,716    $35,860    $59,947

AVAILABLE FOR SALE AND INVESTMENT PORTFOLIO MATURITIES

                                                                                    December 31, 1993
                                                          Within           Between One        Between Five            Over
                                                         One Year         and Five Years      and Ten Years        Ten Years
                                                      Amount    Yield    Amount     Yield    Amount    Yield    Amount
Yield
SECURITIES AVAILABLE FOR SALE:
  U.S. agencies....................................      --       --     $ 3,599    7.22 %   $1,534    6.35 %   $    --      --
%
  Mortgage-backed securities.......................      --       --       4,184    6.18     4,479     5.70      27,377    5.70
    Total..........................................      --       --     $ 7,783    6.65 %   $6,013    5.87 %   $27,377    5.70
%
INVESTMENT SECURITIES:
  U.S. Treasury....................................   $ 999     5.93 %   $ 2,058    4.82 %   $  --       -- %   $    --      --
%
  U.S. Government agencies.........................     850     5.85      10,309    4.25     2,000     5.05         500    3.63
%
    Total..........................................   $1,849    5.89 %   $12,367    4.35 %   $2,000    5.05 %   $   500    3.63
%

Other Income and Other Expense
    Both non-interest income and non-interest expense declined during 1993 as compared with 1992. Non-interest income declined $969 thousand or 25.5% while non-interest expense declined by $1.25 million or 10.5%. Approximately $900 thousand of the decline in non-interest income resulted from the differential in securities gains from 1992 to 1993. The divestiture of the Company's North Carolina subsidiaries, particularly Sterling Commercial Corporation, also played a significant role in the decrease in non-interest income.
    The decline in non-interest expense was, primarily, the result of two events. The first of these events was the divestiture of the Company's North Carolina subsidiaries during 1992. The second event responsible for a sizeable portion of
                                       13
the reduction in non-interest expense has been the improvement in the quality of the Company's loan portfolio. Non-interest expense reductions relating to improvement in loan quality include reductions in legal and accounting expenses, collection costs and costs associated with the disposal of foreclosed assets.
    The following table presents components of non-interest income in a comparative analysis for 1993, 1992 and 1991 (in thousands).
OTHER INCOME ANALYSIS

                                                                                                    Year Ended December 31,
                                                                                                    1993      1992      1991
Service charges on deposit accounts.............................................................   $1,960    $1,794    $2,015
Other service and exchange charges..............................................................       97       157       232
Gain (loss) on sale of investment securities....................................................       (3)      898       349
Other operating income..........................................................................      773       947       868
    Total.......................................................................................   $2,827    $3,796    $3,464

    The following table presents the Company's key non-interest expense components in a comparative analysis for years 1993, 1992 and 1991 (in thousands).
OTHER EXPENSE ANALYSIS

                                                                                                  Year Ended December 31,
                                                                                                1993       1992       1991
Salaries and employee benefits..............................................................   $ 5,218    $ 5,645    $ 6,182
Occupancy expense...........................................................................       974      1,121      1,152
Furniture and equipment expense.............................................................       900        755        911
Write-down of goodwill......................................................................        --         --        816
Legal and accounting expense................................................................       596        849        919
FDIC insurance expense......................................................................       508        488        570
Other operating expense.....................................................................     2,485      3,071      3,296
    Total...................................................................................   $10,681    $11,929    $13,846

Other Borrowings
    The Company uses several sources to fund its borrowing needs. The table presented in Note 9 of the Consolidated Financial Statements summarizes the Company's other borrowings, consisting of securities sold under agreements to repurchase, Federal funds purchased, U.S. Treasury demand notes, and a note payable.
Loan Portfolio
    In addition to improvements in loan portfolio quality, the Company experienced net loan growth during 1993. This growth was primarily generated through the origination of commercial loans and residential mortgages. Creating high quality loan growth was one of the primary goals established by the Company for 1993. Net loan growth was viewed by management as very positive considering the existence of relatively weak economic conditions throughout most of 1993. Management does not anticipate rapid growth in the Company's loan portfolio for the foreseeable future.
    At December 31, 1993, classified loans (those graded as substandard or worse plus the $2.2 million loan discussed under "Asset Quality and Non-performing Assets" which was non-accruing at December 31, 1993 but was not graded substandard or worse) had been reduced to $15.4 million from $23.1 at December 31, 1992. This reduction represents a
                                       14
decline of approximately $7.7 million, or 33.3%. Likewise, total classified assets (classified loans plus foreclosed assets) declined by $10.6 million, or 39.7%, from $26.7 million at December 31, 1992 to $16.1 million at December 31, 1993. Much progress was made during 1993 to reduce classified assets, but, levels of such assets remain above peer averages and above levels considered acceptable by management. Reduction of classified assets is expected to remain a primary goal of the Company during 1994.
    At the end of 1993, classified loan totals remained above targeted levels. Many of the remaining classified credits have been improved and are in the process of being upgraded to standard classification as their performance allows. Any loans classified for regulatory purposes as loss, doubtful or substandard that have not been disclosed in the non-performing asset analysis do not (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. The following chart indicates the composition of the Company's loan portfolio for the past five years (dollars in thousands).
LOAN PORTFOLIO COMPOSITION

                                                                                        DECEMBER 31,
                                                                    1993        1992        1991        1990        1989
Commercial, financial and agricultural.........................   $ 30,401    $ 31,832    $ 43,008    $ 67,996    $ 58,683
Real estate -- mortgage........................................    116,773     101,655      94,007      98,813      95,449
Real estate -- construction....................................      6,300       7,011       6,852      13,551      17,461
Loans to individuals...........................................     24,432      23,601      32,520      44,189      40,831
All other loans................................................      1,711         396         792       1,220         316
Total..........................................................   $179,617    $164,495    $177,179    $225,769    $212,740

    At December 31, 1993 the Company's ten largest loans (including committed lines of credit) totaled approximately $19.7 million or 11.0% of outstanding gross loans. The Company had no material concentrations of loans to any specific industry or group of industries at December 31, 1993, except as noted with respect to loans collateralized by real estate. A large portion of the loans classified as "real estate" are personal or commercial loans where real estate provides additional security for the loan. The Company, in the normal course of business, establishes commitments to extend credit to customers. At December 31, 1993, these unfunded commitments totaled $58.6 million.
    In addition to the previous table detailing loan portfolio composition, the following table presents the maturity distribution of the Company's loans, by type, as of December 31, 1993, including maturity distributions of variable and fixed rate loans (in thousands).
LOAN MATURITIES AND RATE SENSITIVITIES

                                                                                    Within       One to      Five Years
                                                                     One Year    Five Years     or More       Total
Commercial, financial, and agricultural............................   $13,377      $ 12,943      $  4,081     $ 30,401
Real estate -- mortgage............................................    36,304        57,441        23,028      116,773
Real estate -- construction........................................     2,045         4,255            --        6,300
Installment and other..............................................     5,277        20,604           262       26,143
Total..............................................................   $57,003      $ 95,243      $ 27,371     $179,617
Predetermined rate, maturity greater than one year.................   $    --      $ 63,088      $ 15,498     $ 78,586
Variable rate or maturing within one year..........................    57,003        32,155        11,873      101,031
Total loans........................................................   $57,003      $ 95,243      $ 27,371     $179,617

Asset Quality and Non-Performing Assets
    As noted above, the Company's level of non-performing assets was reduced significantly during 1993. At December 31, 1992, the Company's non-performing assets (non-accruing loans, foreclosed property and in-substance foreclosures) and loans past due 90 days or more and still accruing, totaled $11.6 million. At December 31, 1993, these assets had declined to $7.2 million, representing a decline of $4.4 million, or 37.9%. Additionally, at December 31, 1993, non-accruing loans included approximately $2.2 million which represented the sale of a large parcel of foreclosed property for which the Bank provided financing. As this sale did not meet the criteria for full accrual accounting at that time, the Company treated this asset as a non-accruing loan. Excluding this credit, non-performing assets at December 31, 1993 were approximately $5.0 million or slightly less than 2% of total assets. It should be noted that this $2.2 million loan was not graded at or below substandard, and therefore it has not been included in the Company's classified asset totals. It is anticipated that this loan will meet the criteria for full accrual accounting by the end of 1994.
    Liquidation and resolution of non-performing assets remains one of the focal points for the Company during 1994. Based on the Company's average asset yield and average non-earning assets totals during 1993, as much as $690 thousand in foregone interest income was represented by non-performing assets.
    The following chart illustrates the composition of non-performing assets which consist principally of non-accruing, significantly past due and restructured loans as well as foreclosed properties. The Company's policy is to discontinue the accrual of interest and reverse any uncollected accrued interest when a borrower's ability to meet contractual payment terms is determined to be in doubt. The classification of an asset as non-performing does not necessarily indicate that any portion of the asset may be ultimately uncollectible. This classification does, however, indicate additional risk which is inherent in such assets. The following two tables represent consolidated non-performing assets at December 31, 1993, and non-performing loans at December 31, 1993, 1992, 1991, 1990 and 1989, respectively (dollars in thousands).
NON-PERFORMING ASSET AND PAST DUE LOAN ANALYSIS

                                                                                                      AT DECEMBER 31, 1993
                                                                                                               As A Percent
                                                                                                            of Total Allowance
                                                                                                  Amount     for Loan Losses
Non-accruing Loans
    Commercial.................................................................................   $  764           15.55%
    Real Estate................................................................................    4,776           97.23%
    Consumer...................................................................................      206            4.19%
      Total Non-accruing Loans.................................................................    5,746          116.98%
  Total Foreclosed Assets......................................................................      739
      Total Non-performing Assets..............................................................   $6,485
Accruing Loans Past Due Ninety Days or More
    Commercial.................................................................................   $   42            0.86%
    Real Estate................................................................................      154            3.14%
    Consumer...................................................................................       82            1.67%
  Total Accruing Loans Past Due Ninety Days or More............................................      278            5.66%
Restructured Loans.............................................................................      411            8.37%
  Total Past Due and Restructured Loans........................................................      689           14.03%
    Total Non-performing Assets, Past Due, and Restructured Loans..............................   $7,174

NON-ACCRUAL, PAST DUE AND RESTRUCTURED LOANS

                                                                                        December 31,
                                                                    1993        1992        1991        1990        1989
Non-accrual loans..............................................   $   5,746   $   7,244   $   4,512   $   8,874   $   2,412
Accruing loans past due (90 days or more)......................         278         251         383         161         676
Restructured loans.............................................         411         389         442         586         712
Total..........................................................   $   6,435   $   7,884   $   5,337   $   9,621   $   3,800
Loans at year end..............................................   $ 179,617   $ 164,495   $ 177,179   $ 225,769   $ 212,740
Non-accrual, past due (90 days or more) and restructured loans
  as a percent of loans at year end............................       3.58%       4.79%       3.01%       4.26%       1.79%

Provision and Allowance for Loan Losses
    As the quality of the Company's loan portfolio continued to improve during 1993, provisions for loan losses were reduced. Compared with 1992, provisions for loan losses in 1993 declined by $728 thousand or 57.8%. Management believes that the reduction in provisions for loan losses is a tangible benefit derived from the emphasis which is currently being placed on maintaining a high quality loan portfolio. Management also believes that the provisions for loan losses made in 1993 are more indicative of expected future provision levels than those levels recorded over the past several years. This trend is expected because management believes charge-offs will continue to decline as compared with prior years.
    The Company's allowance for loan losses at December 31, 1993 totaled $4.9 million as compared with $5.2 million at December 31, 1992. The decline in the Company's allowance has resulted principally from the liquidation of low quality loans previously identified and for which provisions were made in prior years. It is anticipated that the Company's allowance for loan losses as a percentage of total loans will continue to be reduced as credit quality continues to be enhanced.
    The Company evaluates the adequacy of its allowance for loan losses based upon its current credit quality, historical trends and other external economic factors. Regression analysis is used to quantify estimated levels of risk within the Company's loan portfolio and the allowance is then compared to this estimate. While the quantitative model which has been developed over the past three years is heavily relied upon, many of the factors used to determine the adequacy of the allowance for loan losses are subjective. Also, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for possible loan losses and losses on foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance based on the examiners' judgments about information available to them at the time of their examinations. Consequently, no assurances can be made that future provisions for loan losses may not be material to any individual reporting period. It is management's opinion that the Company's allowance for loan losses, at December 31, 1993, is adequate to provide for all currently known or anticipated credit losses. The following table presents allocation of the Company's allowance for loan losses by category at December 31, 1993, 1992, 1991, 1990 and 1989 (dollars in thousands).
                                       17

ALLOWANCE FOR LOAN LOSSES ALLOCATION TABLE

                                                                       December 31,
                                    1993               1992               1991                1990               1989
                                        LOANS              Loans              Loans               Loans              Loans
                                         % OF               % of               % of                % of               % of
                               AMOUNT   TOTAL     Amount   Total     Amount   Total     Amount    Total     Amount   Total
Commercial, financial and
  agriculture................  $1,590    16.93%   $2,157    19.35%   $3,103    24.27%   $ 4,025    30.12%  $  316     27.58%
Real estate..................   1,656    68.52     1,757    66.06     3,215    56.93      4,330    49.77      762     53.07
Installment & other loans....     463    14.55       619    14.59       709    18.80        713    20.11       84     19.35
Unallocated..................   1,203       --       715       --       678       --      1,230       --    1,484        --
Total........................  $4,912   100.00%   $5,248   100.00%   $7,705   100.00%   $10,298   100.00%  $2,646   100.00%

Loan Loss Experience
    Loan charge-offs declined significantly during 1993. During the year, the Company recorded approximately $1.5 million in charge-offs, as compared with $4.7 million charged off during 1992. This represents a reduction of $3.1 million, or 67.3%. Recoveries totaled approximately $663 thousand during 1993, resulting in total net charge-offs of approximately $867 thousand for the year. This represents a reduction in net charge offs of $2.8 million or 76.7% in 1993 as compared with 1992. The Company experienced no individually significant charge-offs during 1993 (individually significant charge offs are considered to be charge-offs to an individual borrower which total, in aggregate, $250 thousand or more).
    The following table summarizes net loan balances of the Company at the end of each indicated period, daily averages of the loans, changes in the allowance for loan losses arising from charge-offs and recoveries by category, and provisions for loan losses which were charged to expense (dollars in thousands).
                                       18

SUMMARY OF LOAN LOSS EXPERIENCE

                                                                                    Year Ended December 31,
                                                                        1993       1992       1991       1990       1989
Net loans outstanding at the end of year............................  $174,155   $157,937   $173,955   $219,551   $207,065
DAILY AVERAGE AMOUNT OF NET LOANS OUTSTANDING.......................   159,000    164,377    197,405    213,752    196,536
BALANCE OF ALLOWANCE FOR LOAN LOSSES AT BEGINNING OF YEAR...........     5,248      7,705     10,298      2,646      2,430
Loans charged off:
  Commercial, financial and agricultural............................       924      3,408      3,451      1,553      1,868
  Real estate -- construction.......................................        --        113      1,249        569         --
  Real estate -- mortgage...........................................       273        496      1,057        172      1,323
  Installment loans to individuals..................................       333        653        990        747        627
    TOTAL CHARGE-OFFS...............................................     1,530      4,670      6,747      3,041      3,818
RECOVERIES OF LOANS PREVIOUSLY CHARGED OFF:
  COMMERCIAL, FINANCIAL AND AGRICULTURAL............................       401        572        345        244        213
  Real estate -- construction.......................................        --         --         --         --         --
  Real estate -- mortgage...........................................       119        185         92      1,184         --
  Installment loans to individuals..................................       143        197        126         91         90
    TOTAL RECOVERIES................................................       663        954        563      1,519        303
    NET CHARGE-OFFS.................................................       867      3,716      6,184      1,522      3,515
ADDITIONS TO THE ALLOWANCE CHARGED TO EXPENSE.......................       531      1,259      3,591      9,174      3,731
BALANCE OF ALLOWANCE FOR LOAN LOSSES AT END OF YEAR.................  $  4,912   $  5,248   $  7,705   $ 10,298   $  2,646
RATIOS:
  NET CHARGE-OFFS DURING YEAR TO AVERAGE LOANS OUTSTANDING DURING
    YEAR............................................................      0.55%      2.26%      3.13%      0.71%      1.79%
  Net charge-offs to loans at end of year...........................      0.50%      2.35%      3.55%      0.69%      1.70%
  Allowance to average loans........................................      3.09%      3.19%      3.90%      4.82%      1.35%
  Allowance to loans at year end....................................      2.82%      3.32%      4.43%      4.69%      1.28%
  Net charge-offs to allowance......................................     17.65%     70.81%     80.26%     14.78%    132.84%
  Net charge-offs to provision......................................    163.28%    295.15%    172.21%     16.59%     94.21%

Deposits
    During 1993, the Company's deposit base increased approximately $6.7 million, or 3.4%. The majority of the increase occurred in demand deposits and certificates of deposit over $100 thousand. The increase in demand deposits is believed to be primarily a result of the Company's emphasis on attracting commercial customers whose cash flows generally result in higher transaction account balances. The Company funded increased loan production experienced during the later half of 1993 with short term jumbo CDs. As a result, jumbo CD balances increased.
    It is anticipated that as loan production continues to grow, a larger portion of this growth will be funded with higher cost liabilities such as jumbo CDs. This is expected to increase the cost of the Company's funding, and consequently to reduce net interest margins. The anticipated reduction in margins is not, however, expected to be significant enough to create a material reduction in the Company's earnings over the near term.
    The following chart details the Company's average daily deposits (dollars in thousands) for the indicated years. These totals include certificates of deposit of $100,000 and over, which at December 31, 1993 totaled $19,925,493, compared to $14,064,651 at December 31, 1992. Of this total, $14,103,300 had scheduled maturities within three months, $2,090,281 within three to six months, $2,088,012 within six to twelve months and $1,643,900 maturing after twelve months.
                                       19

DEPOSITS SUMMARY TABLE

                                                                                    Year Ended December 31,
                                                                          1993                1992                1991
                                                                    AVERAGE             Average             Average
                                                                     AMOUNT     RATE     Amount     Rate     Amount     Rate
NON-INTEREST BEARING DEPOSITS....................................   $ 29,818            $ 28,837            $ 33,592
Interest bearing deposits:
  Interest bearing demand........................................     66,789    2.44%     64,794    3.27%     72,037    5.20%
  Savings........................................................     28,573    2.87      22,428    4.06      13,339    4.80
  Time...........................................................     75,843    4.32      90,214    5.47     139,506    7.08
    Total interest bearing deposits..............................    171,205    3.34     177,436    4.49     224,882    6.34
    Total deposits...............................................   $201,023            $206,273            $258,474

Return on Equity and Assets
    The following table summarizes the Company's return on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), dividend payout ratio (dividend declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for each period indicated.
RETURN ON EQUITY AND ASSETS

                                                                                                  Year Ended December 31,
                                                                                                  1993      1992      1991
Return on average assets......................................................................    1.07 %    0.57 %   (.31) %
Return on average equity......................................................................   20.18 %   12.71 %   (8.91)%
Dividend payout ratio.........................................................................    5.36 %     N/M       N/M
Average equity to average assets ratio........................................................    5.30 %    4.52 %    3.48 %

Regulatory and Accounting Matters
    The Company and the Bank operated under regulatory agreements with the Federal Reserve and the Office of the Comptroller of the Currency during 1993. On March 24, 1994, the agreement between the Bank and the Office of the Comptroller of the Currency was terminated. The agreement between the Company and the Federal Reserve requires certain actions and the implementation of certain policies and procedures to address certain weaknesses. A synopsis of the principal terms of this regulatory agreement is presented in Note 14 of Notes to Consolidated Financial Statements appearing elsewhere in this report. At the most recent regulatory examination, all articles of the agreement were considered to be in full compliance. Other than those items referenced in Note 14, management of the Company is not aware of any current recommendations by regulatory authorities, which if implemented, would have a material effect on the Company's liquidity, capital resources or operations.
    The Financial Accounting Standards Board (the "FASB") has issued Standard No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. Those benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, continuation of benefits such as health care benefits and life insurance coverage, etc. Adoption of the Standard is required for fiscal years beginning after December 15, 1993. The cumulative adjustment and periodic effect of the adoption of this standard on the Company's net income has not been fully determined.
    The FASB has also issued Standard No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that
                                       20
creditors value loans for which it is probable that the creditor will be unable to collect all amounts due (principal and interest) according to the terms of the loan agreement at the present value of expected future cash flows. Discounting of such loans would be done at the loan's effective interest rate. The cumulative adjustment and periodic effect of the adoption of this standard on the Company's net income has not been fully determined. The implementation date for this standard would apply for fiscal years beginning after December 15, 1994.
    Additionally, the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", the effect of which is discussed in the notes to financial statements included elsewhere herein.
                                       21

INDEPENDENT AUDITORS' REPORT
The Board of Directors
RHNB Corporation
    We have audited the accompanying consolidated balance sheets of RHNB Corporation and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RHNB Corporation and subsidiary at December 31, 1993 and 1992, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.
    As discussed in Note 14 to the consolidated financial statements, RHNB Corporation is required to maintain compliance with the provisions of a regulatory agreement entered into in 1991 with the Federal Reserve Bank of Richmond. An inability to comply with the terms of such agreement may subject RHNB Corporation to significant regulatory sanctions. The ability of RHNB Corporation to comply with the regulatory agreements and with administrative actions of the regulatory authorities is dependent upon future events and circumstances. Accordingly, the effects, if any, of the ultimate outcome of this uncertainty on the consolidated financial statements cannot presently be determined.
    As discussed in Notes 1 and 11 to the consolidated financial statements, RHNB Corporation adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", on December 31, 1993, Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", on January 1, 1993, and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", on January 1, 1993.
                                  (Signature of KPMG Peat Marwick appears here)
                                                    KPMG PEAT MARWICK
Charlotte, N.C.
February 25, 1994, except as to Note 14, which is as of March 24, 1994
                                       22

INDEPENDENT AUDITORS' REPORT
RHNB CORPORATION
    We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of RHNB Corporation and subsidiaries for the year ended December 31, 1991. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of RHNB Corporation and subsidiaries for the year ended December 31, 1991, in conformity with generally accepted accounting principles.
    As discussed in Note 14 to the consolidated financial statements, Rock Hill National Bank ("the Bank"), the largest subsidiary of RHNB Corporation, is not in compliance with certain provisions of a regulatory agreement entered into in 1990 with the Office of Comptroller of the Currency. RHNB Corporation is required to maintain compliance with the provisions of a regulatory agreement entered into in 1991 with the Federal Reserve Bank of Richmond. An inability to comply with the terms of such agreements may subject RHNB Corporation and the Bank to significant regulatory sanctions. The ability of the Bank and RHNB Corporation to comply with the regulatory agreements and with administrative actions of the regulatory authorities is dependent upon future events and circumstances. Accordingly, the effects, if any, of the ultimate outcome of this uncertainty on the consolidated financial statements cannot presently be determined.
    As discussed in Note 13 to the consolidated financial statements, Rock Hill National Bank is a party to a lawsuit seeking recovery of alleged damages resulting from a breach of an alleged oral contract to release certain property from the lien of a deed of trust securing a note to the Bank. The ultimate outcome of this matter cannot presently be determined; and, accordingly, no provision for any loss that may result upon resolution of this matter has been recorded in the financial statements.
                                  (Signature of Deloitte & Touche appears here)
                                                    DELOITTE & TOUCHE
Charlotte, North Carolina
March 30, 1992
                                       23

CONSOLIDATED BALANCE SHEETS
RHNB CORPORATION AND SUBSIDIARY
At December 31, 1993 and 1992

                                                                                              DECEMBER 31,    December 31,
                                                                                                  1993            1992
ASSETS:
Cash and due from banks....................................................................   $ 13,322,114    $15,307,959
Federal funds sold.........................................................................             --      7,750,000
Securities purchased under agreements to resell............................................             --      2,535,000
    Total cash and cash equivalents........................................................     13,322,114     25,592,959
Interest-bearing accounts with banks.......................................................      1,314,479      2,266,260
Securities available for sale (approximate market value: 1992, $17,251,000)................     41,173,100     16,983,058
Investment securities (approximate market value: 1993, $16,756,000; 1992,
  $36,027,000).............................................................................     16,716,032     35,859,762
Federal Reserve Bank stock.................................................................        389,450        389,450
Loans......................................................................................    179,616,695    164,495,467
  Less unearned income.....................................................................       (549,182)    (1,310,574)
  Less allowance for loan losses...........................................................     (4,912,447)    (5,247,633)
    Net loans..............................................................................    174,155,066    157,937,260
Bank premises, furniture and equipment, net................................................      2,692,823      2,662,056
Accrued interest receivable................................................................      1,305,886      1,365,686
Other real estate owned and repossessed personal property..................................        738,706      3,676,406
Due from broker............................................................................      6,290,036             --
Other assets...............................................................................      1,778,943      1,572,788
    Total assets...........................................................................   $259,876,635   $248,305,685
LIABILITIES AND SHAREHOLDERS' EQUITY:
LIABILITIES:
Demand deposits............................................................................   $ 34,462,786   $ 31,260,524
Savings and NOW deposits...................................................................     93,914,406     94,187,516
Time deposits of $100,000 or more..........................................................     19,925,493     14,064,651
Other time deposits........................................................................     58,963,464     61,007,677
    Total deposits.........................................................................    207,266,149    200,520,368
Securities sold under agreements to repurchase and Federal funds purchased.................     27,206,625     24,718,672
U.S. Treasury demand notes.................................................................      1,200,000      1,200,000
Convertible subordinated debentures........................................................      6,000,000      6,000,000
Note payable...............................................................................        500,000        975,000
Obligation under capital leases............................................................        751,386        790,620
Accrued interest on savings and time deposits..............................................        577,671        635,779
Other accrued liabilities..................................................................      1,615,934      1,289,883
    Total liabilities......................................................................    245,117,765    236,130,322
Commitments and Contingencies
SHAREHOLDERS' EQUITY:
Common stock ($2.50 par value; Shares authorized, 5,000,000; outstanding 1993, 2,365,981;
  1992, 2,347,573).........................................................................      5,914,952      5,868,932
Surplus....................................................................................      7,687,129      7,611,858
Retained earnings (deficit)................................................................      1,204,886     (1,305,427)
Unrealized gain (loss) on available for sale securities....................................        (48,097)            --
    Total shareholders' equity.............................................................     14,758,870     12,175,363
    Total liabilities and shareholders' equity.............................................   $259,876,635   $248,305,685

See notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
RHNB CORPORATION AND SUBSIDIARY
For the Years Ended December 31, 1993, 1992 and 1991

                                                                                   1993           1992           1991
INTEREST INCOME:
  Loans, including fees......................................................   $14,452,231    $15,942,663    $22,616,220
  Securities:
    Taxable securities.......................................................     3,225,324      3,161,704      4,101,206
    Tax exempt securities....................................................            --        542,256      1,238,725
      Total securities.......................................................     3,225,324      3,703,960      5,339,931
  Federal funds sold and other short term investments........................       205,407        474,335      1,396,801
  Interest-bearing accounts with banks.......................................       150,420        187,734        239,611
      Total interest income..................................................    18,033,382     20,308,692     29,592,563
INTEREST EXPENSE:
  Time deposits of $100,000 or more..........................................       657,029        956,552      2,889,394
  Other time and savings deposits............................................     5,053,621      7,007,807     11,372,287
  Federal funds purchased and securities sold under repurchase
    agreements...............................................................       617,344        725,474      1,269,173
  U.S. Treasury demand notes.................................................        25,301         34,990        110,743
  Convertible subordinated debentures........................................       483,974        495,000        495,000
  Other......................................................................       146,844        246,757        482,375
      Total interest expense.................................................     6,984,113      9,466,580     16,618,972
  Net interest income........................................................    11,049,269     10,842,112     12,973,591
  Provision for loan losses..................................................       531,000      1,259,000      3,590,606
Net interest income after provision for loan losses..........................    10,518,269      9,583,112      9,382,985
OTHER INCOME:
  Service charges on deposit accounts........................................     1,960,047      1,794,331      2,015,583
  Other service and exchange charges.........................................        97,275        156,714        231,641
  Gain on the sale of investment securities..................................            --        898,095        349,254
  Loss on the sale of securities available for sale..........................        (3,413)            --             --
  Other operating income.....................................................       772,997        947,187        867,655
      Total other income.....................................................     2,826,906      3,796,327      3,464,133
OTHER EXPENSES:
  Salaries, wages and employee benefits......................................     5,217,771      5,644,640      6,181,752
  Occupancy expense..........................................................       974,455      1,120,717      1,151,994
  Furniture and equipment expense............................................       900,229        755,170        911,371
  Write down of goodwill.....................................................            --             --        816,176
  Other operating expense....................................................     3,588,816      4,408,362      4,784,225
      Total other expense....................................................    10,681,271     11,928,889     13,845,518
  Income before income taxes, cumulative effect of accounting change and
    extraordinary item.......................................................     2,663,904      1,450,550       (998,400)
  Provision for income taxes.................................................       172,000        300,000        (16,679)
  Income before cumulative effect of change in accounting principle and
    extraordinary item.......................................................     2,491,904      1,150,550       (981,721)
  Cumulative effect of change in accounting principle........................       160,000             --             --
  Extraordinary item:
    Tax benefit resulting from utilization of net operating loss
      carryforwards..........................................................            --        300,000             --
  Net income (loss)..........................................................   $ 2,651,904    $ 1,450,550    $  (981,721)
PER SHARE AMOUNTS:
  Income before cumulative effect of change in accounting principle and
    extraordinary item.......................................................   $      1.05    $      0.49    $     (0.42)
  Cumulative effect of change in accounting principle........................          0.07             --             --
  Extraordinary item.........................................................            --           0.13             --
  Net income (loss)..........................................................   $      1.12    $      0.62    $     (0.42)

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
RHNB CORPORATION AND SUBSIDIARY
For the Years Ended December 31, 1993, 1992 and 1991

                                                                                                      Unrealized
                                                                                                       Loss On
                                                                                          Retained    Available        Total
                                                                  Common                  Earnings     For Sale
Shareholders'
                                                      Shares       Stock      Surplus    (Deficit)    Securities      Equity
BALANCE, DECEMBER 31, 1990.........................  2,319,472   5,798,680   7,523,838   (1,774,256)                 11,548,262
Net loss...........................................                                        (981,721)
(981,721)
Stock issuances via dividend reinvestment plan and
  employee stock purchase plan.....................     11,695      29,237      52,074                                   81,311
BALANCE, DECEMBER 31, 1991.........................  2,331,167   5,827,917   7,575,912   (2,755,977)                 10,647,852
Net income.........................................                                       1,450,550                   1,450,550
Stock issuances via dividend reinvestment plan and
  employee stock purchase plan.....................     16,406      41,015      35,946                                   76,961
BALANCE, DECEMBER 31, 1992.........................  2,347,573   5,868,932   7,611,858   (1,305,427)                 12,175,363
Net income.........................................                                       2,651,904                   2,651,904
Stock issuances via dividend reinvestment plan and
  employee stock purchase plan.....................     18,408      46,020      75,271                                  121,291
Cash dividends paid ($0.06 per
  share)...........................................                                        (141,591)
(141,591)
Unrealized (loss) on available for sale
  securities.......................................                                                     (48,097)
(48,097)
BALANCE, DECEMBER 31, 1993.........................  2,365,981   5,914,952   7,687,129    1,204,886     (48,097)     14,758,870

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
RHNB CORPORATION AND SUBSIDIARY
For the Years Ended December 31, 1993, 1992 and 1991

                                                                                  1993            1992            1991
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
OPERATING ACTIVITIES:
Net income (loss)..........................................................   $  2,651,904    $  1,450,550    $   (981,721)
Adjustment to reconcile net income to net cash provided by (used in)
  operating activities:
  Provision for loan losses................................................        531,000       1,259,000       3,590,606
  Depreciation and amortization............................................        552,760         457,935         713,777
  Write-down of goodwill...................................................             --              --         816,176
Net premium amortization on investment securities..........................        126,742          53,004          18,418
(Gain) loss on sale of securities..........................................          3,413        (898,095)       (349,254)
Decrease in accrued interest receivable....................................         59,800         844,737       1,359,872
(Increase) decrease in other assets........................................       (176,045)        974,448        (509,095)
Increase in due from broker................................................     (6,290,036)             --              --
Decrease in accrued interest payable.......................................        (58,108)       (806,367)       (794,796)
Increase (decrease) in other accrued liabilities...........................        326,051        (313,681)       (309,920)
Net cash provided by (used in) operating activities........................     (2,272,519)      3,021,531       3,554,063
INVESTING ACTIVITIES:
Proceeds from sales of securities, net.....................................     28,873,438      18,384,186      18,348,636
Proceeds from maturities of securities.....................................     26,385,217      21,677,739      27,019,000
Purchase of securities.....................................................    (60,513,328)    (32,112,288)    (29,055,373)
Net (increase) decrease in interest-bearing accounts with banks............        951,781        (261,907)        845,458
Net decrease in Federal Reserve Bank stock.................................             --          76,000          41,550
Net (increase) decrease in loans...........................................    (17,638,749)      8,336,177      39,410,411
Proceeds from sale of premises and equipment...............................        136,057       1,629,640              --
Purchase of premises and equipment.........................................       (719,585)       (367,874)       (647,601)
(Increase) decrease in other real estate owned.............................      3,827,643       2,574,223      (4,707,887)
Net cash provided by (used in) investing activities........................    (18,697,526)     19,935,896      51,254,194
FINANCING ACTIVITIES:
Net increase (decrease) in demand, NOW, and savings accounts...............      2,929,152       9,697,828     (17,765,103)
Net increase (decrease) in time deposits...................................      3,816,629     (43,951,564)    (26,634,054)
Net increase in short-term borrowings......................................      2,487,953       1,969,621       3,461,125
Decrease in note payable...................................................       (475,000)     (2,914,000)     (1,161,000)
Decrease in obligation under capital leases................................        (39,234)        (82,345)        (42,042)
Cash dividends paid........................................................       (141,591)             --              --
Sale of stock via employee stock purchase plan.............................         56,501          60,044          65,821
Issuances of common stock via dividend reinvestment........................         64,790          16,917          15,490
Net cash provided by (used in) financing activities........................      8,699,200     (35,203,499)    (42,059,763)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...........................    (12,270,845)    (12,246,072)     12,748,494
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...........................     25,592,959      37,839,031      25,090,537
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................................   $ 13,322,114    $ 25,592,959    $ 37,839,031
SUPPLEMENTAL DISCLOSURES:
Cash flows:
  Income taxes paid........................................................   $    478,125    $    249,750    $    620,035
  Interest paid............................................................      7,042,221      10,272,947      17,439,917
Non-cash transactions:
  Loans transferred to other real estate owned and repossessed personal
    property...............................................................        889,943         804,906       4,707,887
  Unrealized loss in value of securities available for sale (net of tax
    effect of $30,110).....................................................        (48,097)             --              --

See notes to consolidated financial statements.
                                       27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
RHNB CORPORATION AND SUBSIDIARY
For the Years Ended December 31, 1993, 1992 and 1991
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accounting policies followed by RHNB Corporation and subsidiary (collectively, "the Company") conform with generally accepted accounting principles and with prevailing practices within the banking industry. Consolidation
The consolidated financial statements include the accounts of RHNB Corporation and its wholly-owned subsidiaries, Rock Hill National Bank, RHNB National Bank of North Carolina (through March 27, 1992) and Sterling Commercial Corporation (through June 29, 1992). All significant intercompany items are eliminated. See
Note 2 with respect to dissolution of RHNB National Bank of North Carolina as of March 27, 1992 and Sterling Commercial Corporation as of June 29, 1992. Securities
In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and all investments in debt securities. These investments are to be classified into three categories as follows:
    (Bullet) Held-to-maturity securities -- reported at amortized cost,
    (Bullet) Trading securities -- reported at fair value with unrealized gains and losses included in earnings, or
    (Bullet) Securities available-for-sale -- reported at fair value with unrealized gains and losses reported as a separate component of stockholders' equity (net of tax effect).
    On December 31, 1993, the Company adopted the provisions of SFAS No. 115 and classified certain U.S. Agency debt securities and U.S. Agency mortgage-backed securities as securities available for sale. The Company recorded a fair value adjustment for this change in accounting principle amounting to $78,207 for the unrealized loss on securities available for sale. The Company also recorded an increase to deferred tax assets of $30,110 as well as a decrease to shareholders' equity for $48,097. The Company intends to hold these securities for an indefinite period of time but may sell them prior to maturity. All other securities have been classified as held to maturity securities because management has determined that the Company has the intent and the ability to hold all such securities until maturity.
    Gains and losses on sales of securities are recognized when realized on a specific identification basis. Premiums and discounts are amortized into interest income using a level yield method. At December 31, 1992, all securities were reported at amortized cost.
Loans
Loans are stated at the principal amount outstanding. Interest on a majority of loans is computed using the accrual method. Unearned discount on certain installment loans is amortized on a declining balance method (sum-of-the-years-digits method) over the term of the loan.
    The accrual of interest on loans is discontinued when the collection of principal or interest is considered to be in doubt.
    The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance considered adequate to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, current economic conditions, regulatory actions (see Note 14), historical loan loss experience and other risk factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for possible loan losses and losses on foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance based on the examiners' judgments about information available to them at the time of their examinations.
Loan Origination Fees
The Company defers the recognition of the net amounts of loan origination fees and certain direct loan origination costs and amortizes these deferred amounts over the estimated life of each related loan as an adjustment to interest income.
                                       28

Premises and Equipment
Premises and equipment are stated at cost. Depreciation and amortization are computed using a straight-line method over estimated useful lives of 3 to 30 years.
Income Taxes
In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
    Effective January 1, 1993, the Company adopted Statement 109 and has reported separately the cumulative effect adjustment of $160,000 in the 1993 consolidated statement of operations.
    Pursuant to the deferred method under APB Opinion 11, which was applied in 1992 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes are not adjusted for subsequent changes in tax rates.
Income (Loss) Per Common Share
Income (loss) per common share is computed using the weighted average number of shares outstanding during the period. The weighted average number of shares was 2,358,725 in 1993, 2,342,245 in 1992 and 2,327,369 in 1991. Convertible
debentures and stock options are considered common stock equivalents for financial reporting purposes. Fully diluted earnings per share have not been presented as the effect in all periods presented is immaterial.
Cash Equivalents
The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents.
Interest Rate Swap Agreement
The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense of the related liability over the life of the agreement.
Foreclosed Property
Foreclosed properties are included in other real estate owned and represent real estate acquired through foreclosure or deed in lieu thereof and are carried at the lower of cost (principal balance of the former loan plus costs of obtaining title and possession) or fair value, less estimated costs to sell. Generally such properties are appraised annually and the carrying value, if greater than the appraised value, is adjusted with a charge to income.
Reclassification
Certain amounts for 1992 and 1991 have been reclassified to conform with the 1993 presentation. These reclassifications have no effect on shareholders' equity or net income as previously reported.
Accounting Standards Not Yet Implemented
The Financial Accounting Standards Board has issued Standard No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. Those benefits include, but are not limited to, salary continuation, supplemental unemployment benefits, severance benefits, continuation of benefits such as health care benefits and life insurance coverage, etc. Adoption of the Standard is required for fiscal years beginning after December 15, 1993. The cumulative adjustment and periodic effect of the adoption of this standard on the Company's net income has not been fully determined.
                                       29

    The FASB has also issued Standard No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that creditors value loans for which it is probable that the creditor will be unable to collect all amounts due (principal and interest) according to the terms of the loan agreement at the present value of expected future cash flows. Discounting of such loans would be done at the loan's effective interest rate. The cumulative adjustment and periodic effect of the adoption of this standard on the Company's net income has not been fully determined. The implementation date for this standard would apply for fiscal years beginning after December 15, 1994.
    The FASB has issued an exposure draft, "Accounting for Stock-based Compensation," that proposes that the fair value of an award of equity instruments to employees be recognized as additional equity at the date the award is granted. Amounts attributable to future service would be recognized as an asset and amortized to personnel expense over the period of employee service. If the award is for past services, personnel expense would be charged in the period in which the award is granted. Pro forma disclosure of the effects on net income and income per share for awards granted after December 31, 1993 would be required. The actual fair value adjustments to net income would be effective for awards granted after December 31, 1996. A final statement is expected to be issued in 1994. The Company has not determined the effect, if any, of this proposed Statement of Financial Accounting Standards on its consolidated financial statements.
2. LIQUIDATION OF CERTAIN SUBSIDIARIES
RHNB National Bank of North Carolina
In September 1991, the Board of Directors of the Company approved a plan for dissolution of RHNB National Bank of North Carolina ("RHNB-NC"). This dissolution was completed on March 27, 1992. Pursuant to the plan, all deposits and certain assets, principally fixed assets, of RHNB-NC were conveyed to another financial institution, qualifying loans were sold to Rock Hill National Bank and the remaining assets, consisting primarily of loans that did not qualify for sale to Rock Hill National Bank because of regulatory restrictions, were transferred to RHNB Corporation in the form of a liquidating dividend. Goodwill associated with the acquisition of RHNB National Bank of North Carolina was written down by approximately $816,000, based upon estimated value of net assets at that time. A premium of approximately $568,000 was paid by the non-affiliated financial institution on the deposits of approximately $17 million which were conveyed. This premium was off-set by the subsidiary's remaining goodwill which totaled $558,000 at the date of dissolution. The remaining assets were conveyed at their net book value, therefore this dissolution favorably impacted the Company's consolidated 1992 statement of operations by approximately $10,000.
Sterling Commercial Corporation
In November 1991, the Board of Directors approved a plan for dissolution of Sterling Commercial Corporation. Sterling ceased operations on June 29, 1992 and all existing assets and liabilities were assumed by the parent company.
3. FAIR VALUE OF FINANCIAL INSTRUMENTS
Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FASB 107), requires the disclosure of fair or market value of the Company's financial instruments for which these values can be reasonably estimated. Instruments for which a quoted market exists are disclosed at their quoted market prices. Instruments for which no ready market exists or for which no independent market pricing is available have been valued using discounted cash flow, present value or other alternative valuation methodology. Such methodologies require the application of various assumptions and numerous subjective estimates. Such assumptions have a material effect on the derived values of instruments evaluated in this manner. Accordingly, the derived market value of such instruments may not be realized upon immediate liquidation and settlement of these instruments were such liquidation to occur. The fair values disclosed herein are based on market conditions and information available to management at December 31, 1993 and 1992. Therefore, these values should not be expected to reflect changes in market conditions since that time.
                                       30

Cash and Cash Equivalents
The carrying amounts for cash and cash equivalents approximate fair value due to their short maturity horizons and minimal credit risk.
Available For Sale and Investment Securities
Market value information of available for sale and investment securities is summarized in Note 4 below and is generally derived from quoted market prices. Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, credit card and home equity. Commercial and consumer loans are further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.
    The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. Fair value for significant non-performing loans is based on recent external appraisals. Assumptions regarding credit risk, cash flows, and discount rates are judgementally determined using available market information and specific borrower information.
    The carrying amounts and the estimated fair values (based on assumptions discussed above) of loans at December 31, 1993 were approximately $174,155,000 and $177,933,000, respectively, and at December 31, 1992 were $157,937,000 and $158,383,000, respectively.
Deposits
Under Statement 107, the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.
    Based on these assumptions, the carrying amounts and estimated fair values of deposits at December 31, 1993 were approximately $207,266,000 and $207,704,000, respectively, and at December 31, 1992 were $200,520,000 and
$200,814,000, respectively.
Other Borrowings
Other borrowings include Federal funds purchased, securities sold under agreements to repurchase and U.S. Treasury demand notes. These financial instruments bear short terms to maturity and as such are considered to approximate their respective carrying values.
Long Term Borrowings
Based upon borrowing rates currently available to the Company for similar type debt with similar terms and average maturities, the convertible subordinated debentures carrying value approximates fair value.
Commitments to Extend Credit and Standby Letters of Credit
The large majority of commitments to extend credit and standby letters of credit are at variable rates and/or have relatively short terms to maturity. Therefore, the fair value for these financial instruments is considered to approximate the carrying value.
Interest Rate Swap Agreement
The fair value of the interest rate swap (used for hedging purposes) is the estimated amount that the Company would receive or pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparty. Based on current interest rates and the term of the swap, the carrying value of the swap (the differential between the accrued interest receivable from or payable to the counterparty) approximates fair value.
4. AVAILABLE FOR SALE AND INVESTMENT SECURITIES
The amortized cost, approximate market values, unrealized gains and losses, and maturities of available for sale and investment securities are summarized in the following tables (in thousands) at December 31, 1993 and 1992:
                                       31

                                         1993
                                   Gross       Gross
                      Amortized  Unrealized  Unrealized  Carrying
                        Cost       Gains       Losses     Value
SECURITIES AVAILABLE
 FOR SALE:
 U.S. Government
  agencies:
  One to five
   years.............  $  3,506     $ 93        $ --     $  3,599
  Five to ten
   years.............     1,500       34          --        1,534
   Total.............     5,006      127          --        5,133
 Mortgage-backed
  securities
  One to five
   years.............     4,175       11           2        4,184
  Five to ten
   years.............     4,508       12          41        4,479
  After ten years....    27,562       30         215       27,377
   Total.............    36,245       53         258       36,040
    Total............  $ 41,251     $180        $258     $ 41,173

                                   Gross       Gross
                      Carrying   Unrealized  Unrealized   Market
                        Value      Gains       Losses     Value
INVESTMENT
 SECURITIES:
 U.S. Treasury:
  Within one year....  $    999     $ 12        $ --     $  1,011
  One to five
   years.............     2,058       22          --        2,080
   Total.............     3,057       34          --        3,091
 U.S. Government
  Agencies:
  Within one year....       850        1           2          849
  One to five
   years.............    10,309       23           5       10,327
  Five to ten
   years.............     2,000       --          11        1,989
  After ten years....       500       --          --          500
   Total.............  $ 13,659     $ 24        $ 18     $ 13,665
    Total............  $ 16,716     $ 58        $ 18     $ 16,756

                                          1992
                                    Gross       Gross
                       Carrying   Unrealized  Unrealized   Market
                         Value      Gains       Losses     Value
SECURITIES AVAILABLE
 FOR SALE:
 U.S. Government
  agencies:
  One to five years...  $ 3,135      $  5        $ 21     $  3,119
  Five to ten years...    3,288        --          58        3,230
   Total..............    6,423         5          79        6,349
 Mortgage-backed
  securities
  One to five years...    5,229       218          --        5,447
  Five to ten years...    1,867        83          --        1,950
  After ten years.....    3,464        41          --        3,505
   Total..............   10,560       342          --       10,902
    Total.............  $16,983      $347        $ 79     $ 17,251

INVESTMENT SECURITIES:
 U.S. Treasury:
  Within one year.....  $ 2,999      $ 55        $ --     $  3,054
  One to five
   years..............    1,993        24          --        2,017
   Total..............    4,992        79          --        5,071
 U.S. Government
  agencies:
  Within one year.....    1,098        --           3        1,095
  One to five
   years..............   25,893       187         138       25,942
  Five to ten
   years..............    1,500        --          15        1,485
   Total..............   28,491       187         156       28,522
 Mortgage-backed
  securities:
  After ten years.....    2,377        57          --        2,434
  Total...............    2,377        57          --        2,434
   Total..............  $35,860      $323        $156     $ 36,027

    At December 31, 1993, securities with a carrying value of $48.8 million were pledged to secure public deposits, securities sold under agreements to repurchase and U.S. Treasury demand notes.
    Proceeds from sales of securities for 1993, 1992 and 1991 were $28,873,438, $18,384,186 and $18,348,636, respectively. Sales of securities during 1993, 1992 and 1991 resulted in gross realized gains of $223,889, $898,095 and $353,999, respectively. Additionally, $227,302 and $4,745 of gross realized losses were recorded during 1993 and 1991, respectively.
                                       32

5. LOANS AND ALLOWANCE FOR LOAN LOSSES
Loans outstanding (in thousands) are summarized as follows at December 31, 1993 and 1992:

                                       1993        1992
Installment loans, principally to
  individuals.....................   $ 24,432    $ 23,601
Real estate:
  Mortgage........................    116,773     101,655
  Construction....................      6,300       7,011
Commercial and industrial.........     30,401      31,832
Other.............................      1,711         396
  Total...........................   $179,617    $164,495

    The subsidiary banks have loan and deposit transactions with directors and officers, and companies in which directors and officers have financial interests, in the ordinary course of business. Total loans outstanding to these parties at December 31, 1993 and 1992 were approximately $5,379,000 and $5,023,000, respectively. During 1993, new loans totaled approximately $1,953,000 and repayments totaled approximately $1,597,000. Unfunded loan commitments to these related parties at December 31, 1993 of approximately $260,000 include, primarily, commitments to a corporation of which a director of the Company is a principal owner.
    Most of the Company's business activity is with customers located in York County and contiguous counties. Many loans categorized as real estate loans are loans for business and personal purposes collateralized by real estate and a portion of real estate loans are to contractors and developers. Real estate loans are affected by the condition of the local real estate market. Commercial and installment loans can be affected by local economic conditions.
    The activity in the allowance for loan losses is summarized as follows (in thousands):

                                   1993      1992      1991
Balance, beginning of year....... $ 5,248   $ 7,705   $10,298
Provision charged to income......     531     1,259     3,591
Loans charged off................  (1,530)   (4,670)   (6,747)
Recoveries.......................     663       954       563
Balance, end of year............. $ 4,912   $ 5,248   $ 7,705

    Non-performing loans (in thousands) at December 31, 1993 and 1992 are summarized as follows:

                                              1993     1992
Non-accrual loans........................... $5,746   $7,244
Loans past due more than 90 days and
  still accruing interest...................    278      251
Restructured loans..........................    411      389
Total....................................... $6,435   $7,884

    Had interest income on non-accruing and restructured loans been recorded in accordance with the original terms of the loans, interest income would have been approximately $460 thousand higher for 1993.
6. PREMISES AND EQUIPMENT
Premises and equipment consist of the following at December 31, 1993 and 1992 (dollars in thousands):

                                              1993     1992
Land and buildings.......................... $1,200   $1,652
Furniture, fixtures and equipment...........  3,674    5,387
Leasehold improvements......................    414      306
Premises under capital leases...............    910      910
  Total.....................................  6,198    8,255
Accumulated depreciation and
  amortization..............................  3,505    5,593
Premises and equipment, net................. $2,693   $2,662

7. LEASES
The Company and its subsidiaries occupy most of their premises under leases. Future minimum rental commitments as of December 31, 1993 for noncancellable leases of premises and equipment accounted for as operating leases are as follows:

1994............................................ $  435,757
1995............................................    432,627
1996............................................    415,037
1997............................................    405,337
1998............................................    391,861
Thereafter......................................  1,721,027
  Total......................................... $3,801,646

    Included in the commitments under leases accounted for as operating leases is an agreement for lease of premises from an entity partially owned by a director of the Company which calls for minimum rentals of $44,029 annually through 2006.
    Rental expense for operating leases of premises and equipment was $435,757 in 1993, $544,365 in 1992 and $672,834 in 1991.
    Future minimum annual rentals as of December 31, 1993 under leases accounted for as capital leases are as follows:
                                       33

1994............................................ $  111,415
1995............................................    111,415
1996............................................    111,415
1997............................................    111,415
1998............................................    111,415
Thereafter......................................    966,111
  Total......................................... $1,523,186
Less amount representing interest...............    771,800
Present value of net minimum lease payments..... $  751,386

8. CONVERTIBLE SUBORDINATED DEBENTURES
In June 1986, RHNB Corporation issued $6,000,000 of 8 1/4% convertible subordinated debentures due June 2006. Each debenture is convertible in $1,000 increments at any time after June 1, 1989 into shares of the Company's common stock at a price of $12.50 per share with the conversion price to be adjusted under certain conditions as specified by the related indenture. The debentures are redeemable at the option of the Company beginning June 1989 at an initial redemption price of 105.775% of the principal amount and declining annually thereafter to par in June 1996.
    If a default under the debentures, as defined, occurs and is not cured or waived within the time period specified by the indenture, the trustee or debenture holders may declare the debentures to be due and payable. A default under any other debt would constitute an event of default under the indenture.
9. OTHER BORROWINGS
The Company's other borrowings are summarized in the following table (dollars in thousands). Note payable of $500,000 at December 31, 1993 represents the remaining balance of borrowings assumed by the parent company originating from borrowings of the former Sterling Commercial Corporation. This note payable, from another financial institution, is due March 31, 1995, and calls for scheduled quarterly principal payments of $75,000 plus accrued interest. This note is collateralized by the outstanding common shares of Rock Hill National Bank and a negative pledge of all loans held by the parent company. This note bears interest at the lender's prime rate.
Other Borrowings

                                  1993     1992     1991
Securities sold under agreements
  to repurchase and Federal
  funds purchased:
  Outstanding at year end....... $27,207  $24,719  $22,749
  Maximum outstanding at any
    month end during the
    year........................  28,929   24,719   44,430
  Average outstanding during the
    year........................  22,766   20,969   23,067
  Average interest rate during
    the year....................    2.71%    3.46%    5.50%
  Average interest rate at end
    of year.....................    2.76%    2.82%    4.22%
U.S. Treasury demand notes:
  Outstanding at year end....... $ 1,200  $ 1,200  $ 1,200
  Maximum outstanding at any
    month end during the
    year........................   1,200    1,200    4,194
  Average outstanding during the
    year........................     974    1,042    1,710
  Average interest rate during
    the year....................    2.60%    3.36%    6.48%
  Average interest rate at end
    of year.....................    2.76%    2.99%    4.00%
Note payable:
  Outstanding at year end....... $   500  $   975  $ 3,889
  Maximum outstanding at any
    month end during the
    year........................     975    3,889    5,165
  Average outstanding during the
    year........................     858    2,201    4,660
  Average interest rate during
    the year....................    6.61%    7.35%    8.64%
  Average interest rate at end
    of year.....................    6.00%    7.00%    6.50%

10. INCOME TAXES
As discussed in the Summary of Significant Accounting Policies, the Company adopted Statement 109 as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $160,000 is determined as of January 1, 1993 and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993. Financial statements for the periods prior to 1993 have not been restated to apply the provisions of Statement 109.
Income tax expense consists of:

                          1993         1992        1991
Current................ $ 608,000    $140,000    $(490,051)
Deferred...............  (436,000)    160,000      473,372
  Total................ $ 172,000    $300,000    $ (16,679)

    A reconciliation of reported income tax expense for the years ended December 31, 1993, 1992 and 1991 to the amount of tax expense computed by multiplying income before income taxes by the statutory federal income tax rate of 34 percent follows:

                            1993        1992        1991
Income tax expense
  (benefit) at statutory
  rate................... $ 905,727   $ 493,187   $(339,456)
Increases (decreases)
  from:
  Nontaxable interest
    income...............   (70,488)   (236,409)   (477,828)
  State tax, net of
    Federal benefit......    85,723      60,758      52,800
  Nondeductible
    amortization of
    goodwill.............        --          --     267,633
  Change in the
    beginning-of-the-year
    deferred tax assets
    valuation
    allowance............  (754,615)         --          --
  Increase in tax
    provision due to
    reduction of
    realizable deferred
    tax asset............        --          --     473,372
  Other, net.............     5,653     (17,536)      6,800
  Tax provision
    (benefit)............ $ 172,000   $ 300,000   $ (16,679)

    The income tax provision for 1992 represents a charge in lieu of income taxes of $300,000, which reflects the amount of taxes which would have been expensed for financial statement purposes in the absence of financial statement net operating loss carryforwards from prior years. The income tax benefit realized from utilization of the financial statement net operating loss carryforward is reported as an extraordinary credit in the consolidated statement of operations for the year ended December 31, 1992. Under the provisions of Statement No. 109, the realization of tax benefits in 1993 from the utilization of net operating loss carryforwards is reported as a reduction of income tax expense from normal operations.
    For the years ending December 31, 1992 and 1991, the sources and tax effects of timing differences resulting in net deferred income tax expense are as follows:

                                          1992       1991
Reduction of deferred tax asset........ $     --   $473,372
Loan loss provision....................  258,821         --
Depreciation and amortization..........  (46,505)        --
Deferred compensation..................  (12,803)        --
Gain on sale of fixed assets...........  (39,513)        --
  Total................................ $160,000   $473,372

    The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax (assets) liabilities at December 31, 1993 are as follows:

Deferred tax assets:
  Provision for loan losses, net................ $  (994,761)
  Deferred gain on OREO.........................     (36,781)
  Net deferred loan fees........................     (13,043)
  Alternative minimum tax credit................    (835,624)
  Accrued expenses, deductible when paid........    (249,741)
  Net operating loss carryover..................     (90,443)
  Other.........................................     (17,001)
    Total gross deferred tax assets.............  (2,237,394)
Deferred tax assets valuation allowance.........   1,075,082
  Net deferred tax assets.......................  (1,162,312)
Deferred tax liabilities:
  Depreciable basis of fixed assets.............     487,622
  Prepaid expenses..............................      78,677
    Total gross deferred tax liabilities........     566,299
  Net deferred tax (asset) liability............ $  (596,013)

    The valuation allowance for deferred tax assets as of January 1, 1993, was $1,829,697. The valuation allowance was reduced by $754,615 during 1993 primarily due to the current realization of a significant portion of the Company's regular tax net operating loss carryover. At December 31, 1993, the Company has regular tax net operating loss carryforwards remaining of approximately $265,000 which are available to offset future federal taxable income through 1996.
    The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax planning strategies. Management has determined that it is more likely than not that the net deferred tax asset can be supported by alternative minimum tax net operating loss carryback potential and conservative projections of future taxable income.
    The Company' income tax returns for 1990 and subsequent years are subject to review by taxing authorities.
                                       35

11. EMPLOYEE BENEFITS
The Company has a defined benefit noncontributory pension plan covering substantially all full time employees. The benefits are based on years of service and the employee's highest five year average annual compensation. The Company's funding policy is to make annual contributions based on the amount deductible for federal income tax purposes. The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at December 31, 1993 and 1992:

                                     1993          1992
Actuarial present value of
  benefit obligations:
  Accumulated benefit obligation,
    including vested benefits of
    $1,770,250 in 1993 and
    $1,286,919 in 1992........... $(1,899,300)  $(1,412,398)
Projected benefit obligation for
  service rendered to date....... $(3,115,738)  $(2,657,595)
Plan assets at fair value,
  primarily listed stock and
  bonds..........................   2,539,595     1,870,146
Plan assets less than projected
  benefit obligation.............    (576,143)     (787,449)
Unrecognized prior service
  cost...........................     256,371       275,913
Unrecognized net loss............     441,712       248,791
Unrecognized transitional
  asset..........................    (236,791)     (259,046)
Accrued pension cost included in
  other liabilities.............. $  (114,851)  $  (521,791)

    Net pension cost for 1993, 1992 and 1991 included the following:

                            1993        1992        1991
Service cost............. $ 221,820   $ 235,788   $ 233,672
Interest cost............   202,354     224,317     249,773
Actual return on plan
  assets.................  (196,924)    (57,681)   (197,067)
Net asset gain (loss)....     4,439    (145,381)      1,143
Amortization of
  unrecognized prior
  service cost...........    19,542      19,542      19,808
Amortization of
  unrecognized
  transitional asset.....   (22,255)    (22,255)    (30,685)
Effect of settlement.....        --          --      (3,865)
Effect of curtailment....        --          --      86,160
Net periodic pension
  cost................... $ 228,976   $ 254,330   $ 358,939

    The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation in 1993 were 7% and 5%, respectively and in 1992 were 8% and 6%, respectively. The expected long-term rate of return on assets was 8% for both years.
    During 1989, the Company implemented an Employee Savings Plan (otherwise known as an IRC Section 401-K plan) which covers substantially all full-time employees. Under this plan, the Company matches individual employee's contributions 100% up to 3% of salary contributed to the plan. During 1993, 1992 and 1991, expenses related to this plan totaled $90,961, $92,117, and $97,838, respectively.
    Other employee benefits include an Employee Stock Ownership Plan adopted in 1987 which has never been funded and a salary continuation plan covering certain eligible active and retired officers of the Company. Also, the Company has employment agreements with certain key employees. The agreements provide for continuation of compensation and benefits for varying periods of time, particularly in the event of a change in control of the Company.
    The Company has a plan which provides for postretirement health care and life insurance benefits for certain employees. These benefits include major medical insurance with deductible and coinsurance provisions. The Company pays all benefits on a current basis and the plan is not funded.
    On January 1, 1993, the Company adopted the Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions". The cumulative effect of this change in accounting resulted in a before-tax liability of $463,402 which the Company has chosen to amortize over twenty (20) years. The components of the net periodic postretirement benefit cost for the year ended December 1, 1993 are as follows:

                                                    1993
Service cost....................................   $ 1,913
Interest cost...................................    36,799
Amortization of transition obligation...........    23,170
Net periodic postretirement benefit cost........   $61,882

    The following table sets for the plan's funded status reconciled with the amount shown in the Company's statement of financial position at December 31:
                                       36

                                                    1993
Accumulated postretirement benefit obligation:
  Retirees.....................................   $(487,819)
  Active participants..........................     (26,296)
                                                   (514,115)
Plan assets at fair value......................          --
Accumulated postretirement benefit obligation
  in excess of plan assets.....................    (514,115)
Unamortized transition obligation..............     440,232
Unrecognized net loss..........................      46,703
Accrued postretirement benefit cost............   $ (27,180)

    The postretirement benefit obligation was determined by application of the terms of the plan using relevant actuarial assumptions. Health care costs are projected to increase at annual rates ranging from 13% in 1993 down to 6.0% in 2000 and thereafter. A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1993 by approximately $47,000 and the service and interest cost components of the net periodic postretirement benefit cost for 1994 by approximately $4,000. The assumed discount rate used in determining the accumulated postretirement obligation was 8.25% at December 31, 1992 and 7.25% at December 31, 1993.
    In March 1992, the Company adopted a non-qualified stock option plan and a cash incentive award plan, the participants in which are limited to the Company's executive officers. Under the non-qualified stock option plan, options are granted at the market price of the Company's common stock on the date of grant and are exercisable at any time after being granted. Each option granted under this plan has a four year duration and expires at the end of this period. This plan authorized a maximum of 35,000 shares of common stock to be issued and set grant dates at May 1, 1992, January 1, 1993 and January 1, 1994. During 1993, 12,250 options were granted under this plan with an exercise price of $6.50, during 1992, 10,500 options were granted with an exercise price of $6.00. No options were exercised in either 1993 or 1992. The cash incentive award plan is based upon the financial performance of the Company and awards cash bonuses to participants based upon the Company's ability to achieve financial performance targets established by the Board of Directors at the beginning of each fiscal year. During 1993, the Company attained the established performance targets. In accordance with the plan, expense of $38,600 was recorded by the Company in 1993.
12. SUPPLEMENTARY INCOME STATEMENT INFORMATION
Components of other income and other expenses exceeding 1% of the aggregate of total interest income and other income for any of the years ended December 31, 1993, 1992 and 1991 follow:

                               1993       1992       1991
Included in other operating
  income:
  Credit card transaction
    fees.................... $351,280   $416,256   $453,360
Included in other operating
  expenses:
  Insurance and FDIC
    assessments.............  757,429    902,604    782,141
  Expense of processing
    credit card
    transactions............  439,045    374,214    434,953
  Legal and accounting
    fees....................  596,465    848,967    919,258
  Write down of foreclosed
    real estate.............    5,023    321,978    234,652

13. COMMITMENTS AND CONTINGENCIES
Rock Hill National Bank is a party to various other lawsuits arising in the normal course of business in which damages of various amounts are claimed. Although the amount of any ultimate liability with respect to such matters can not be determined, management of the Bank believes the resolution of these matters will not result in a material loss.
    For more than two years, the Bank had been the defendant in a lawsuit arising from the alleged breach of an alleged oral contract to release certain real property. In this action, the plaintiff had claimed $500 thousand in actual damages and requested $1 million in punitive damages. The Bank had denied any wrongful action and had defendeded the action vigorously. During 1993, a settlement was reached and mutual releases were made between the plaintiff and the Bank. Under the settlement agreement, the Bank agreed to pay a mutually agreed upon amount to the plaintiff, who in turn agreed to dismiss his action. The amount paid by the Bank was considered immaterial to the operations of the Company during 1993.
                                       37

    See Note 14 with respect to formal agreements between RHNB Corporation and the Federal Reserve Bank of Richmond, and the potential implications of failure by the Bank and RHNB Corporation to comply with such agreements.
    The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.
    The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.
    Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments, including unused lines of credit, generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts outstanding of approximately $58.6 million do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by management, is based on management's credit evaluation.
    Standby letters of credit outstanding of approximately $931 thousand represent commitments issued by the Company to assure the performance of a customer to a third party. Most guarantees extend for less than five years. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.
    The Company has entered into an interest rate swap agreement to reduce the interest rate on its fixed rate convertible subordinated debentures. At December 31, 1993, the Company had outstanding an interest rate swap agreement with a commercial bank, having a total notional principal amount of $6 million. The agreement effectively changes the Company's interest rate on its $6 million fixed rate debenture to a variable rate. The interest rate swap agreement matures December 1, 1996. Under this agreement, the Company pays floating rate payments based on the current one month LIBOR rate plus 3.81% and receives fixed rate payments of 8.25%. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparty.
14. REGULATORY RESTRICTIONS
Regulatory Supervision
RHNB Corporation, as explained below, remains under formal agreements with the Federal Reserve Bank of Richmond. Under the agreement, the Company agrees to operate at all times in compliance with the agreements. The effect of the agreements is to greatly increase the level of supervisory authority during the unspecified duration of the agreements. On March 24, 1994, the Bank was notified by the Office of the Comptroller of the Currency that the terms and requirements of the formal agreement by and between the Bank and the Office of the Comptroller of the Currency had been satisfactorily carried out and complied with. Accordingly, this formal agreement was terminated on that date.
    In November 1991, RHNB Corporation entered into a formal agreement with the Federal Reserve Bank of Richmond ("Reserve Bank") with the following principal provisions:
    Requires written approval of the Reserve Bank prior to declaration or payment of any dividends.
    Requires submission of a written plan to improve and, thereafter, maintain an adequate capital position at the subsidiary banks and on a consolidated basis.
    Restricts additional borrowings or incurrences of debt by RHNB Corporation or Sterling Commercial Corporation without prior written approval of the Reserve Bank.
    Requires submission of a written plan to service current debt of RHNB
      Corporation and Sterling Commercial Corporation without incurring additional debt.
    Directs a study of RHNB Corporation's current senior management and staffing needs.
    Requires preparation and submission of loan policies and procedures for
      Sterling Commercial Corporation.
                                       38

    Requires that Sterling Commercial Corporation maintain an adequate allowance for loan losses and maintenance of documentation of the methodology used in determining the amount of allowance needed.
    Management has developed a plan to improve the Company's consolidated capital position. Capital has increased significantly during 1993 and has reached acceptable levels. Management expects capital to continue to increase throughout 1994.
    Maintaining compliance with certain provisions of the agreement is dependent upon factors not within the control of the Company, and cannot be assured. Compliance with regulatory agreements is subject to regulatory review. If full compliance with regulatory agreements cannot be achieved and maintained, additional administrative action by regulatory authorities could result. Such action could include, among other things, restrictions on growth, divestiture of assets or other actions as determined by the regulatory authorities.
Capital Levels
Federal regulations specifying minimum capital to assets ratios (as defined) directs maintenance of a primary capital to assets ratio for the Company in excess of 5.5% and a total capital to assets ratio of 6%. At December 31, 1993 the Company's primary capital ratio, leverage capital ratio and total capital ratio was 7.43%, 5.68% and 9.69%, respectively. At December 31, 1993, these ratios for the Bank were 9.47%, 7.89% and 9.47%, respectively.
    At December 31, 1993, the Tier I and Tier II capital ratios of the Company were 7.34% and 11.58% and for the Bank, 10.31% and 12.05%, respectively. The Company's future operating results, and those of the Bank, and ability to maintain capital ratios at required levels, will depend primarily on future levels of non-performing assets and loan losses. Significant levels of non-performing assets will continue to adversely affect net interest income and results of operations until these non-performing assets are reduced. Management has instituted various policies and controls directed toward minimizing the negative impact of these assets.
Dividends
The primary source of funds for dividends by the Company and for operating costs and other cash flow needs of the Company is from dividends and other transfers from the Bank. Dividends from the Bank are subject to various restrictions based principally upon its earnings. As a result of regulatory restrictions on the payment of dividends by both the Bank and the Company during 1992, the Company suspended the payment of dividends to shareholders throughout 1992. However, with the improving condition of the Company and the Bank, dividends were reinstated during the second quarter of 1993. While the Company remains under a formal agreement with the Federal Reserve, declaration and payment of dividends to shareholders will continue to require prior written approval of the Federal Reserve Bank of Richmond. As a result, no assurances can be made as to uninterrupted continuance of dividend payments to shareholders since continued payment of dividends will be dependent upon future results of operations, obtaining required approvals of regulatory authorities, capital levels and other factors.
Federal Reserve Bank Balances
The Bank is required to maintain average non-interest bearing reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amount of these reserve balances for the year ended December 31, 1993 was approximately $2.9 million.
15. QUARTERLY FINANCIAL DATA (UNAUDITED)
    Unaudited quarterly results of operations for 1993 and 1992 are presented below (in thousands except per share data).
                                       39

                                          1993
                            First   Second    Third   Fourth
                           Quarter  Quarter  Quarter  Quarter
Net interest income....... $ 2,667  $ 2,793  $ 2,740  $ 2,849
Provision for loan
  losses..................     225      248       58       --
Net interest income after
  provision for loan
  losses..................   2,442    2,545    2,682    2,849
Other income..............     731      663      681      752
Other expense.............   2,715    2,647    2,698    2,621
Income before income taxes
  and cumulative effect of
  change in accounting
  principle...............     458      561      665      980
Provision for income
  taxes...................      72        5       30       65
Income before cumulative
  effect of change in
  accounting principle....     386      556      635      915
Cumulative effect of
  change in accounting
  principle...............     160       --       --       --
Net income................ $   546  $   556  $   635  $   915
Net income per common
  share................... $  0.23  $  0.24  $  0.27  $  0.38

                                          1992
                            First   Second    Third   Fourth
                           Quarter  Quarter  Quarter  Quarter
Net interest income....... $ 2,705  $ 2,666  $ 2,588  $ 2,883
Provision for loan
  losses..................     484      250      225      300
Net interest income after
  provision for loan
  losses..................   2,221    2,416    2,363    2,583
Other income..............   1,310      894      881      711
Other expense.............   3,144    3,038    2,801    2,946
Income before income taxes
  and extraordinary
  item....................     387      272      443      348
Provision for income
  taxes...................      60       60       90       90
Income before effect of
  extraordinary item......     327      212      353      258
Extraordinary item........      60       60       90       90
Net income................ $   387  $   272  $   443  $   348
Net income per common
  share................... $  0.16  $  0.12  $  0.19  $  0.15

16. RHNB CORPORATION (PARENT ONLY)
    Condensed financial statements for RHNB Corporation (Parent Only) as of December 31, 1993 and 1992, and for the years ended December 31, 1993, 1992 and 1991 are presented below (in thousands).
    The principal asset of the Company is its investment in the Bank, and its principal source of cash flow is dividends from the Bank. Certain regulatory and other requirements restrict the lending of funds by the Bank to the Company and the amount of dividends which can be paid to the Company. In addition, the Comptroller of the Currency may prohibit the payment of dividends by a national bank if it determines that such payment would constitute an unsafe or unsound practice. At December 31, 1993, the Bank had available dividend capacity of approximately $5.5 million with $14.9 million of the Company's investment in its subsidiary restricted as to transfer to the Company, as calculated under regulatory guidelines. Prior to the termination of the agreement between the Bank and the Office of the Comptroller of the Currency discussed in note 14, any dividends paid from the Bank to the Company would have required specific approval from the Office of the Comptroller of the Currency. Subsequent to the termination of this agreement, the payment of dividends up to the calculated available dividend capacity would not require specific regulatory approval. CONDENSED BALANCE SHEETS AS OF DECEMBER 31:

                                           1993     1992
ASSETS
Cash and cash equivalents................ $   504  $   594
Investments in subsidiaries..............  20,421   17,310
Other assets.............................     356    1,433
  Total assets........................... $21,281  $19,337
LIABILITIES AND SHAREHOLDERS' EQUITY
Subordinated debentures.................. $ 6,000  $ 6,000
Note payable.............................     500      975
Other liabilities........................      22      187
Shareholders' equity.....................  14,759   12,175
  Total liabilities and shareholders'
    equity............................... $21,281  $19,337

CONDENSED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS:

                                   1993      1992      1991
INCOME:
  Dividends from subsidiary
    banks........................ $   200   $    --   $ 1,000
  Interest income................     110        75       174
  Management and other fee
    income.......................      24       201       207
  Expenses, principally interest
    and personnel costs..........    (841)   (1,075)     (693)
  Income (loss) before
    undistributed net income
    (loss) of subsidiaries.......    (507)     (799)      688
  Equity in undistributed net
    income (loss) of
    subsidiaries.................   3,159     2,249    (1,670)
  Net income (loss)..............   2,652     1,450      (982)
Retained earnings (deficit),
  beginning of year..............  (1,306)   (2,756)   (1,774)
Dividends........................     141        --        --
Retained earnings (deficit), end
  of year........................ $ 1,205   $(1,306)  $(2,756)

CONDENSED STATEMENTS OF CASH FLOWS:

                                   1993      1992      1991
CASH FLOWS PROVIDED BY (USED IN)
  OPERATING ACTIVITIES:
  Net income (loss).............. $ 2,652   $ 1,450   $  (982)
  Equity in undistributed net
    (income) loss of
    subsidiaries.................  (3,159)   (2,249)    1,670
  Increase (decrease) in other
    liabilities..................    (165)     (167)      240
  Decrease (increase) in other
    assets.......................   1,077      (942)     (182)
    Net cash provided by (used
      in) operating activities...     405    (1,908)      746
CASH FLOWS PROVIDED BY (USED IN)
  INVESTING ACTIVITIES:
  Net (increase) decrease in
    loans to subsidiaries........      --        --     5,000
  Investment in subsidiaries.....      --     1,383    (1,000)
  Net cash provided by (used in)
    investing activities.........      --     1,383     4,000
CASH FLOWS PROVIDED BY (USED IN)
  FINANCING ACTIVITIES:
  Sale of common stock via
    employee stock purchase
    plan.........................      57        60        66
  Issuance of common stock via
    dividend reinvestment........      64        17        16
  Assumption of note payable.....      --       975        --
  Repayment of note payable......    (475)       --    (5,000)
  Cash dividends paid............    (141)       --        --
Net cash provided by (used in)
  financing activities...........    (495)    1,052    (4,918)
Net increase (decrease) in cash
  and cash equivalents...........     (90)      527      (172)
Cash and cash equivalents at
  beginning of year..............     594        67       239
Cash and cash equivalents at end
  of year........................ $   504   $   594   $    67
Supplemental disclosures of cash
  flow information:
  Interest paid.................. $   546   $   534   $   634

NOTES
                                       42

BOARD OF DIRECTORS, RHNB CORPORATION
JOHN M. BARNES
Executive Vice President
Rock Hill Telephone Company
JOHN A. BLACK, JR.
Bowater Incorporated,
Carolina Division
(Pulp and Paper Manufacturer)
ERNEST H. CARROLL
Retired, Former Owner
Carroll Beverage Company
(Soft Drink Bottler)
O. T. CULP, JR.
President
Culp Brothers, Inc.
(Oil Distributor)
FREDERICK W. FAIRCLOTH, III
General Manager
Rock Hill Coca-Cola Bottling Company
J. D. GALLOWAY, JR.
President
The Peoples Trust Co.
(Real Estate and Insurance)
C. JOHN HIPP, III
President, RHNB Corporation and
Rock Hill National Bank
DAN S. LAFAR, JR.
President
LaFar Industries
(Textiles)
W. M. MAULDIN, JR.
President
Rock Hill Coca-Cola Bottling Company
(Director Emeritus)
R. WARREN NORMAN
Owner
Warren Norman Company
(Realtor)
WILLIAM S. STEPHENSON
General Manager
York County Natural Gas Authority
(Distributor of Natural Gas)
ELVIN F. WALKER
President and
General Manager
Bowater Incorporated,
Carolina Division
(Pulp and Paper Manufacturer)
RHNB CORPORATION AND
ROCK HILL NATIONAL BANK
222 East Main Street
Rock Hill, South Carolina 29730
(803) 324-4444
OFFICERS, RHNB
CORPORATION
C. JOHN HIPP, III
President
MICHAEL F. GOODING
Executive Vice President
G. STEVE MOORE, JR.
Executive Vice President
P. HOBSON BUSBY
Senior Vice President
GREGORY L. GIBSON
Senior Vice President,
Chief Financial Officer,
and Secretary

FORT MILL
ADVISORY BOARD

Ronnie P. Campbell
President
Associated Mechanical
Erectors, Inc.
O.T. Culp, Jr.
Thomas W. Hardwick, Jr.
President, Etiket Printing Co., Inc.
Robert C. Hill
Owner, Bob Hill Realty
J. Gary Hood
Vice President,
Rock Hill National Bank
Harry J. McConnell
Owner, Lake Wylie
True Value Hardware

GENERAL INFORMATION
COMMON STOCK
The common stock of RHNB Corporation is traded in the NASDAQ National Market System under the symbol of RHNB. At March 23, 1994 there were 1,074 common shareholders of record.
MARKET MAKERS
Interstate/Johnson Lane
The Robinson Humphrey Company, Inc.
DIVIDEND REINVESTMENT PLAN
RHNB Corporation has a Dividend Reinvestment Plan which allows shareholders to purchase additional shares of common stock at a five percent discount by reinvesting their cash dividends. Participants in the plan may also invest additional cash, up to a maximum of $1,667 per month, for purchase of common stock at the average of the bid and ask price of market value. Participants in the plan incur no brokerage commissions, service charges or fees.
For information concerning RHNB Corporation's Dividend Reinvestment Plan, please fill out the card inserted in this report or call our corporate office at (803) 328-3747.
REGISTRAR AND TRANSFER AGENT
First Union National Bank of North Carolina
Corporate Trust
Shareholder Services Group
Two First Union Center
Charlotte, N.C. 28288-1153
(800) 829-8432
                                       44

BOARD OF DIRECTORS
(Photo appears here -- see appendix)
EXECUTIVE MANAGEMENT
                                 (Photo appears here -- see appendix)

                            RHNB Corporation
                          222 East Main Street
                           Rock Hill, SC 29730
                              (803) 324-4444
**************************************************************************
                                 APPENDIX
Photo of C. John Hipp, III appears where indicated on Page 2

Photo of Michael F. Gooding appears where indicated on Page 3

Photo appears where indicated on Page 4 with following caption:
RHNB's New Logo

Photo appears where indicated on Page 5 with following caption:
New Automated Teller Machine

Photo appears where indicated on Page 5 with following caption:
Westminster Towers Branch

Photo appears where indicated on Page 45 with the following caption:
Seated, left to right: Elvin F. Walker, Ernest H. Carroll, William S. Stephenson, John M. Barnes and C. John Hipp, III.
Standing, left to right: James D. Galloway, Jr., John A. Black, Jr., Dan S. LaFar, Jr., William M. Mauldin, Director Emeritus, Frederick W. Faircloth, III,
R. Warren Norman, and O. T. Culp, Jr.

Photo appears where indicated on Pg 45 with following caption to the left of it:
Seated, left to right:
Michael F. Gooding and G.
Steve Moore, Jr.
Standing, left to right:
P. Hobson Busby, C. John Hipp,
III, and Gregory L. Gibson.